Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Quebecor World Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements of Quebecor World Inc. and its subsidiaries, the Management Discussion and Analysis (MD&A) and all other information in the Annual Report. These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments. To provide reasonable assurance that relevant and reliable financial information is produced, management is responsible for the development of internal controls over financial reporting process. Management has developed and maintained a system of internal controls and support a program of internal audit.

The Board of Directors (the “Board”) carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Board is responsible for reviewing and approving the consolidated financial statements and the MD&A for inclusion in the Annual Report based on the review and recommendation of the Audit Committee. The Board is also responsible for overseeing management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls and compliance with legal and regulatory requirements.

The Audit Committee is responsible for recommending the independent auditors for appointment by the shareholders. The Audit Committee meets regularly with senior and financial management, internal auditors and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors and internal auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.

/s/ Brian Mulroney	/s/ Jacques Mallette	/s/ Mario Saucier

The Right Honourable	Jacques Mallette	Mario Saucier
Brian Mulroney	President and	Senior Vice President and
Chairman of the Board	Chief Executive Officer	Chief Accounting Officer

Montreal, Canada

April 28, 2008

AUDITORS’ REPORT

To the Shareholders of Quebecor World Inc.

We have audited the consolidated balance sheets of Quebecor World Inc. (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 28, 2008 expressed our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the Company did not maintain effective processes and controls related to a) impairment of long-lived assets and goodwill; b) controls over the accounting for and reporting of complex and non-routine transactions; and c) period-end controls and procedures.

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada
April 28, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

To the Board of Directors of Quebecor World Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 28, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements. These explanatory paragraphs would emphasize the following:

As discussed in Note 1, Quebecor World Inc. (the “Company”) obtained on January 21, 2008 an order from the Quebec Superior Court granting creditor protection under the Companies’ Creditors Arrangement Act for itself and 53 of its U.S. subsidiaries and filed under Chapter 11 of the United States Bankruptcy Code for 53 of its U.S. subsidiaries (together the “Insolvency Proceedings”). The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, as a result of the contributing factors having led to the Insolvency Proceedings and the Insolvency Proceedings, realization of assets and discharge of liabilities, without substantial adjustments and/or changes in ownership, are subject to significant uncertainty and raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan concerning these matters is also discussed in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 2 to the consolidated financial statements as at December 31, 2007 and 2006 and for the three-year period then ended. Our report to the shareholders dated April 28, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada
April 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Quebecor World Inc.

 We have audited Quebecor World Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting” in the Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: The Company did not maintain effective processes and controls related to a) impairment of long-lived assets and goodwill b) controls over the accounting for and reporting of complex and non-routine transactions and c) period-end controls and procedures. We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of the Company. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report dated April 28, 2008, which expressed an unqualified opinion on those consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Quebecor World Inc. has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada

April 28, 2008

CONSOLIDATED STATEMENTS OF INCOME

(Under Creditor Protection as of January 21, 2008 - Note 1)

Years ended December 31

(In millions of US dollars, except per share amounts)

	Note	2007	2006	2005
Operating revenues		$5,688.2	$6,086.3	$6,283.3

Operating expenses:
Cost of sales		4,781.7	5,109.2	5,201.0
Selling, general and administrative		454.5	393.8	396.8
Securitization fees		22.9	31.0	23.8
Depreciation and amortization		311.5	308.6	304.2
Loss on business disposals and other	8,10	27.5	2.2	—
Impairment of assets, restructuring and other charges	3	303.6	111.3	94.2
Goodwill impairment charge	13	1,998.9	—	243.0
		7,900.6	5,956.1	6,263.0
Operating income (loss)		(2,212.4)	130.2	20.3
Financial expenses	4	228.7	134.2	119.0
Dividends on preferred shares classified as liability	19	9.8	—	—
Loss from continuing operations before income taxes		(2,450.9)	(4.0)	(98.7)
Income taxes	5	(250.2)	(35.4)	50.4
Income (loss) from continuing operations before minority interest		(2,200.7)	31.4	(149.1)
Minority interest		(0.3)	0.8	(0.3)
Net income (loss) from continuing operations		(2,200.4)	30.6	(148.8)
Loss from discontinued operations (net of tax)	6	—	(2.3)	(13.8)

Net income (loss)		$(2,200.4)	$28.3	$(162.6)

Net income allocated to holders of preferred shares		22.2	34.0	39.6
Loss available to holders of equity shares		$(2,222.6)	$(5.7)	$(202.2)

Earnings (loss) per share:	7
Basic and diluted:
Continuing operations		$(16.85)	$(0.03)	$(1.43)
Discontinued operations		—	(0.01)	(0.10)
		$(16.85)	$(0.04)	$(1.53)
Weighted-average number of equity shares outstanding: (in millions)	7
Basic and diluted		131.9	131.4	131.8

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Under Creditor Protection as of January 21, 2008 - Note 1)

Years ended December 31

(In millions of US dollars)

	Note	2007	2006	2005
			(Revised, Note 19)	(Revised, Note 19)
Net income (loss)		$(2,200.4)	$28.3	$(162.6)

Other comprehensive income, net of income tax:	21, 22
Unrealized (loss) gain on foreign currency translation adjustment		(104.8)	17.5	(71.3)
Portion of foreign currency translation adjustment recognized in income as a result of a reduction in self-sustaining foreign operations		—	2.5	—
Unrealized net gain on derivative financial instruments related to cash flow hedges		10.4	—	—
Reclassification of realized net loss on derivative financial instruments to the statements of income		4.8	—	—
Comprehensive income (loss)		$(2,290.0)	$48.3	$(233.9)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Under Creditor Protection as of January 21, 2008 - Note 1)

Years ended December 31

(In millions of US dollars)

	Note	Capital stock	Contributed surplus	Retained earnings (Deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity (Deficit)
Balance, December 31, 2004, as previously reported		$1,705.3	$109.7	$729.2	$36.6	$2,580.8

Cumulative effect of change in accounting policy - Reclassification	19	(244.1)	—	—	(67.9)	(312.0)
Balance, December 31, 2004, revised		$1,461.2	$109.7	$729.2	$(31.3)	$2,268.8

Net loss		—	—	(162.6)	—	(162.6)
Other comprehensive income, net of income taxes	21	—	—	—	(67.5)	(67.5)
Equity shares repurchased	19	(33.0)	—	(9.8)	(3.8)	(46.6)
Equity shares issued from stock plans	19	16.3	—	—	—	16.3
Related party transactions		—	(0.2)	—	—	(0.2)
Stock-based compensation	20	—	1.1	—	—	1.1
Dividends on equity shares		—	—	(73.4)	—	(73.4)
Dividends on preferred shares		—	—	(39.6)	—	(39.6)
Balance, December 31, 2005, revised		$1,444.5	$110.6	$443.8	$(102.6)	$1,896.3

Net income		—	—	28.3	—	28.3
Other comprehensive income, net of income taxes	21	—	—	—	20.0	20.0
Equity shares issued from stock plans	19	7.9	—	—	—	7.9
Related party transactions	10	—	(1.0)	—	—	(1.0)
Stock-based compensation	20	—	4.5	—	—	4.5
Dividends on equity shares		—	—	(39.8)	—	(39.8)
Dividends on preferred shares		—	—	(34.0)	—	(34.0)
Balance, December 31, 2006, revised		$1,452.4	$114.1	$398.3	$(82.6)	$1,882.2

Net loss		—	—	(2,200.4)	—	(2,200.4)
Cumulative effect of change in accounting policy - Financial instruments	2	—	—	(4.9)	(7.0)	(11.9)
Other comprehensive income, net of income taxes	21	—	—	—	(89.6)	(89.6)
Equity shares issued from stock plans	19	5.0	—	—	—	5.0
Related party transactions	10	—	0.4	—	—	0.4
Stock-based compensation	20	—	3.5	—	—	3.5
Redemption of convertible notes	18	—	(15.9)	15.9	—	—
Dividends on preferred shares		—	—	(22.2)	—	(22.2)

Balance, December 31, 2007		$1,457.4	$102.1	$(1,813.3)	$(179.2)	$(433.0)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Under Creditor Protection as of January 21, 2008 - Note 1)

Years ended December 31

(In millions of US dollars)

	Note	2007	2006	2005
Cash flows from operating activities:
Net income (loss)		$(2,200.4)	$28.3	$(162.6)
Adjustments for:
Depreciation of property, plant and equipment		311.4	308.4	308.1
Impairment of assets and non-cash portion of restructuring and other charges	3	260.9	34.9	53.9
Goodwill impairment charge	13	1,998.9	—	243.0
Future income taxes	5	(255.8)	2.2	(20.7)
Amortization of other assets		21.9	30.0	27.3
Write down of contract acquisition costs		38.5	—	—
Business disposals and other	8	27.5	3.8	1.1
Other		11.0	7.9	5.1
		213.9	415.5	455.2
Net changes in non-cash balances related to operations:
Accounts receivable		(181.7)	(38.6)	(30.9)
Inventories		1.8	5.6	26.1
Trade payables and accrued liabilities		54.4	18.4	(16.1)
Other current assets and liabilities		55.8	(89.9)	42.3
Other non-current assets and liabilities		(76.2)	(75.0)	(7.1)
		(145.9)	(179.5)	14.3
Cash flows provided by operating activities		68.0	236.0	469.5

Cash flows from financing activities:
Net change in bank indebtedness	15	18.1	—	—
Issuance of long-term debt net of issuance costs	16	67.0	950.1	—
Repayments of long-term debt	16	(332.3)	(459.3)	(19.2)
Redemption of convertible notes	18	(119.5)	—	—
Net borrowings (repayments) under revolving bank facility		577.9	(239.2)	(88.4)
Net change in secured financing	9	83.9	—	—
Net proceeds from issuance of equity shares	19	5.0	7.9	16.3
Redemption of preferred shares	19	—	(175.9)	—
Repurchases of equity shares	19	—	—	(46.6)
Dividends on equity shares		—	(39.8)	(73.4)
Dividends on preferred shares		(17.6)	(43.1)	(39.6)
Cash flows provided by (used in) financing activities		282.5	0.7	(250.9)

Cash flows from investing activities:
Business acquisitions, net of cash and cash equivalents		(3.5)	(0.1)	(7.0)
Proceeds from business disposals, net of cash and cash equivalents		—	28.5	66.9
Additions to property, plant and equipment		(321.0)	(313.8)	(394.0)
Net proceeds from disposal of assets		101.4	82.5	16.4
Proceeds from disposal of derivative financial instruments		—	—	69.2
Restricted cash	14	(6.8)	(15.0)	(26.1)
Cash flows used in investing activities		(229.9)	(217.9)	(274.6)

Effect of foreign currency		(77.3)	(19.3)	22.5
Net changes in cash and cash equivalents		43.3	(0.5)	(33.5)
Cash and cash equivalents, beginning of year	24	17.8	18.3	51.8
Cash and cash equivalents, end of year	24	$61.1	$17.8	$18.3

Supplementary cash flow information in Note 24.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Under Creditor Protection as of January 21, 2008 - Note 1)

At December 31

(In millions of US dollars)

	Note	2007	2006
			(Revised, Note 19)
Assets
Current assets:
Cash and cash equivalents	24	$61.1	$17.8
Accounts receivable	9	1,030.8	445.6
Receivables from related parties	10	16.1	20.3
Inventories	11	368.1	356.7
Income taxes receivable		15.7	35.2
Future income taxes	5	28.6	40.6
Prepaid expenses		18.5	23.2
Total current assets		1,538.9	939.4
Property, plant and equipment	12	2,009.0	2,287.4
Goodwill	13	342.3	2,324.3
Restricted cash	14	54.9	48.1
Receivables from related parties	10	4.4	—
Future income taxes	5	11.2	—
Other assets	26	202.3	224.2
Total assets		$4,163.0	$5,823.4
Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	15	$73.2	$—
Trade payables and accrued liabilities		994.8	942.4
Payables to related parties	10	13.3	1.5
Income and other taxes payable		39.8	39.7
Future income taxes	5	1.0	1.1
Secured financing	9	462.5	—
Current portion of long-term debt	16	1,023.7	30.7
Total current liabilities		2,608.3	1,015.4
Long-term debt	16	1,313.6	1,984.0
Other liabilities	17	363.4	283.5
Future income taxes	5	132.2	389.1
Convertible notes	18	—	117.7
Preferred shares	19	178.5	150.2
Minority interest		—	1.3
Shareholders’ equity (deficit):
Capital stock	19	1,457.4	1,452.4
Contributed surplus		102.1	114.1
Retained earnings (deficit)		(1,813.3)	398.3
Accumulated other comprehensive income (loss)	21	(179.2)	(82.6)
		(433.0)	1,882.2
Subsequent events	1, 29
Total liabilities and shareholders’ equity (deficit)		$4,163.0	$5,823.4

See accompanying Notes to Consolidated Financial Statements.

On behalf of the Board:

/s/	/s/
The Right Honourable	Jacques Mallette
Brian Mulroney, Director	Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(Tabular amounts are expressed in million of US dollars, except per share and option amounts)

1.     Creditor Protection and Restructuring

On January 21, 2008 (the “Filing Date”), Quebecor World Inc. (“Quebecor World” or the “Company”) obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with the Company, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. The Company’s European and Latin American subsidiaries are not subject to the Insolvency Proceedings. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants’ business (subject to court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (the “Plan”) and operate an orderly restructuring of the Applicants’ business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order for a more complete description of the duties and functions of the Monitor.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, and, pursuant to a subsequent order of the Court rendered on February 19, 2008, this stay period was extended to May 12, 2008. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final Plan. Any such Plan will be subject to approval by affected creditors, as well as court approval.

As discussed in Note 16, the Company became in default under its revolving bank facility, its equipment financing credit facility and its North American securitization program on January 16, 2008. The Insolvency Proceedings also triggered defaults under substantially all other debt obligations of the Applicants. Generally, the Insolvency Proceedings have stayed actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their debt obligations. The orders granted in the Insolvency Proceedings have provided the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honour obligations to customers.

The Applicants are in the process of developing comprehensive business and financial plans, which will serve as a basis for discussions with stakeholders, with the advice and guidance of their financial advisors and the Monitor. The Applicants expect that the preparation of the business plans will be completed in the second quarter of 2008. It is anticipated that the business plans will reflect the Applicants’ expectations of future operating performance. Once the business plans have been completed, a Plan or Plans will be developed and, subject to receipt of necessary approvals from affected creditors, the Court and the U.S. Bankruptcy Court, the Applicants will implement one or more Plans. There can be no assurance, however, that the Applicants will be able to implement a Plan or Plans.

The Company has indicated that it intends to apply to the Court and the U.S. Bankruptcy Court to extend the stay period beyond May 12, 2008 in order to obtain further time to consult with stakeholders and develop a Plan. Should the stay period and any subsequent extensions, if granted, not be sufficient to develop and present a Plan, or should the Plan not be accepted by affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations of the Applicants will then become due and payable immediately, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement a Plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will also result in substantially all of the Applicants’ debt obligations becoming due and payable immediately, which would in all likelihood lead to the liquidation of the Applicants’ assets.

As detailed in Note 29, the Company’s UK subsidiary was placed into administration on January 28, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and Restructuring (cont’d)

Contributing factors

Quebecor World’s financial performance has suffered in the past few years, especially with respect to its European operations, which were funded, in part, with cash flows generated by the North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of its printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally as a result of its European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for the Company to repurchase certain senior notes (see Note 16 (c)) in order to avoid breaching certain financial ratios, while also facing reduction in amounts available under its revolving bank facility.

More recent events further hindered the Company’s efforts to improve its balance sheet and financial position. First, on November 20, 2007, Quebecor World announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, Quebecor World announced that it would not be able to consummate a previously announced transaction to sell/merge its European operations, which otherwise would have resulted in proceeds being paid to Quebecor World.

On December 31, 2007, the Company obtained a waiver from its bank syndicate lenders and from the sponsors of its North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, the Company failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Company and certain of its subsidiaries being in default of its obligations under its revolving bank facility, its Equipment financing credit facility and its North American securitization program (see Note 16).

As a result of the unsuccessful efforts of the Company to obtain new financing, the inability to conclude the proposed sale of its European operations and the operational demands of the Company, by mid-January 2008, the Company was experiencing a severe lack of liquidity and concluded it no longer had the ability to meet obligations which were falling due.

Basis of presentation and going concern issues

These financial statements have been prepared using the same Canadian generally accepted accounting principles as applied by the Company prior to the Insolvency Proceedings. While the Applicants have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Insolvency Proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a Plan. During the period, Debtor-In-Possession (“DIP”) financing has been approved by the Court and the U.S. Bankruptcy Court and is available, subject to borrowing conditions, as described below. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these financial statements. These financial statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2007.

The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

While the Company is under creditor protection, it will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, allowed claims arising under the Insolvency Proceedings may be recorded as liabilities and presented separately on the consolidated balance sheets. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting, the Company would undertake a comprehensive revaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and Restructuring (cont’d)

Basis of presentation and going concern issues (cont’d)

In accordance with Canadian GAAP appropriate for a going concern, property, plant, and equipment is carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Goodwill is carried at cost less any impairment losses. Goodwill is tested for impairment annually and between annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The series of events that led the Company to the Insolvency Proceedings triggered impairment tests as of December 31, 2007 for its property, plant, and equipment, and goodwill. The Company made assumptions, such as expected growth, maintaining customer base and achieving costs reductions, about the future cash flows expected from the use of its assets. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long lived assets or goodwill.

As disclosed in Note 2(b), the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings materially affects the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment and goodwill, the valuation of future income tax assets and of contract acquisition costs.

In light of the Insolvency Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares and Subordinate Voting Shares will have any material value in, and following the approval of a Plan. There is a risk such shares could be cancelled.

DIP financing

On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 11, 2008 and March 27, 2008, the “DIP Credit Agreement”) between the Company and Quebecor World (USA) Inc., both a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, and Morgan Stanley Senior Funding, Inc., as Syndication Agent.

The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the “Revolving DIP Facility”) bearing interest at variable rates based on Base rate or Eurodollar and a $600 million term loan (“DIP Term Loan”) bearing interest at variable rates based on Base rate, Eurodollar, Canadian Bankers’ Acceptance rate or Canadian prime rate, which was fully drawn following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the “Interim DIP Order”). The DIP Credit Agreement contains certain restrictive covenants. Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be borrowed again. Under the Revolving DIP Facility, the availability of funds is determined by a formula based on a percentage of eligible assets available as security. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the “Final DIP Order”), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. As at April 25, 2008, the Company had drawn $620 million on the DIP Facility.

The DIP facility is secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World Inc. and the U.S. subsidiaries subject to the U.S. Proceedings. The liens securing the DIP facility are junior to the liens securing the Company’s syndicated revolving bank facility with Royal Bank of Canada as administrative agent and its equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which was granted prior to the Filing Date to the extent such liens are valid, perfected and not voidable. The DIP facility is also guaranteed by substantially all of the Company’s direct and indirect subsidiaries.

The DIP facility matures on the earliest to occur of (a) July 21, 2009 and (b) the substantial consummation of a Plan. The DIP Credit Agreement may be accelerated upon the occurrence of an event of default and contains mandatory prepayments including, among other things, the net proceeds of certain asset sales, issuance of debt securities and certain extraordinary receipts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and Restructuring (cont’d)

Basis of presentation and going concern issues (cont’d)

Should the Court refuse to grant further extensions of the stay period, this would constitute an event of default under the DIP Credit Agreement and the debt would became due and payable immediately, which would, in all likelihood, lead to the liquidation of all the Applicants’ assets.

The Company’s DIP Facility provides for various restrictions on, among other things, the Company’s ability to incur additional debt, secure such debt, make investments, dispose of its assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of the Company’s DIP lenders if they exceed certain thresholds set forth in the DIP Facility, and may, in certain cases, require the consent of the Monitor and/or the Courts.

The Court limits the amounts of funding available for the European and Latin America subsidiaries. The maximum amounts are EUR25 million and $10 million respectively, in addition to a $5 million amount for non-debtor North American or Latin American subsidiaries. As of April 25, 2008, an amount of EUR9 million was funded for the European subsidiaries and $6 million was used to fund Latin American operations.

2.     Summary of Significant Accounting Policies

Change in Accounting Policies – Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

(i)    Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(ii)   Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its restricted and unrestricted cash and cash equivalents and temporary investments as held for trading. Accounts receivable, receivables from related parties, loans and other long-term receivables included in other assets were classified as loans and receivables. Portfolio investments were classified as available for sale. All of the Company’s financial liabilities were classified as other financial liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont’d)

Change in Accounting Policies – Financial Instruments (cont’d)

(ii)   Financial instruments (cont’d)

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are non-financial contracts considered not for normal usage or embedded in financial contracts and are not closely related to the underlying host. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated in a cash flow hedge for which hedge accounting is used. In accordance with the new standard, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives.

(iii) Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new sections, the transition rules require that the Company adjust either opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•      Decrease of other assets by $24.3 million

•      Decrease in trade payable and accrued liabilities by $0.6 million

•      Increase of other liabilities by $18.9 million

•      Decrease of long-term debt by $23.5 million

•      Decrease of future income tax liabilities by $7.2 million

•      Decrease of retained earnings by $4.9 million

•      Decrease of accumulated other comprehensive income by $7.0 million

Finally, the adoption of the new standards had no material impact on net income (loss) in 2007.

Accounting Principles

(a)   Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all its subsidiaries and are prepared in accordance with Canadian generally accepted accounting principles.

(b)   Uses of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Financial results as determined by actual events could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont’d)

(b)   Uses of estimates (cont’d)

Examples of significant estimates include: key economic assumptions used in determining the allowance for doubtful accounts and some of the amounts accrued for restructuring and other charges; the composition and valuation of future income tax assets; the useful life and valuation of property, plant and equipment; actuarial and economic assumptions used in determining pension and postretirement costs, accrued pension and other postretirement benefit obligations and pension plan assets; provisions and contingencies; and the assumptions used in impairment tests on long-lived assets and goodwill (see also Note 1).

(c)   Foreign currency translation

The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the U.S. dollar.

Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for asset and liability items and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in a separate component of accumulated other comprehensive income and are included in income only when a reduction in the investment in these foreign operations is realized.

Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.

(d)   Revenue recognition

The Company provides a wide variety of print and print-related services to its customers, which usually require that the specifics be agreed upon prior to undertaking the process. Substantially all of the Company’s revenues are derived from commercial printing and related services under the magazine, retail, catalog, book and directory platforms.

Revenue is principally recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price of the transaction is fixed or determinable, and collectibility is reasonably assured.

Services are sold either stand-alone or together as a multiple deliverables arrangement. Certain deliverables of multiple service arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. These identifiable deliverables include pre-media services, printing and related services and delivery. For arrangements which include multiple deliverables and for which the criteria for recognition as a multiple arrangements are met, the total contract value is allocated to each deliverable based on its relative fair value. Where the criteria are not met, it is recognized as a single unit of accounting, according to revenue recognition criteria stated above.

Contract revenue is recognized using the proportional performance method on the basis of output at the pro-rata billing value of work completed. Contract revenues that do not meet the criteria for proportional performance method are recorded when the performance of the agreed services is achieved. The Company also performs logistics and distribution services for the delivery of products related to print services for which the revenues are recognized once freight services are performed.

Revenue is presented in the consolidated statements of income, net of rebates, discounts, and amortization of contract acquisition costs. Provisions for estimated losses, if any, are recognized in the period in which the loss is determinable.

(e)   Contract acquisition costs

Contract acquisition costs consist of cash payments, free services, or accruals related to amounts payable or credits owed to customers in connection with long-term agreements. Contract acquisition costs are generally amortized as reductions of revenue ratably over the related contract term or as related sales volumes are recognized. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, the Company evaluates the carrying value of the contract acquisition costs to determine whether impairment has occurred. These costs are included in other assets in the consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont’d)

(f)    Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

(g)   Sales of accounts receivable

Transfers of accounts receivable under the Company’s asset securitization programs are recognized as sales when the Company is deemed to have surrendered control over the accounts receivable. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the sum of total proceeds on the sale and the fair value of the retained interest in such receivables on the date of transfer. The fair value of the retained interest approximates its carrying value given the short-term nature of associated cash flows. Costs, including gains or losses on the sale of accounts receivable, are recognized in income in the period incurred and included in securitization fees in the consolidated statements of income. When the Company does not meet certain criteria of the CICA Handbook Accounting Guidelines 12 – “Transfer of Receivables”, the transfer is recorded as Secured financing.

(h)   Inventories

Raw materials and supplies are measured at the lower of cost, using the first-in, first-out method and market value, being replacement cost.

Work-in-progress is measured at the pro-rata billing value for work completed as a result of print services for which revenues have been recognized under the proportional performance method. When the criteria have not been met to allow for recognition of revenue, related work in progress is measured as direct costs are incurred.

(i)    Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation, testing costs and interest incurred with respect to property, plant and equipment until they are ready for commercial production.

Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Estimated
Assets	useful lives

Buildings	15 to 40 years
Machinery and equipment	3 to 18 years
Leasehold improvements	Lesser of the term of the lease or useful life

(j)    Goodwill

Goodwill is tested for impairment annually for all of the Company’s reporting units, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, impairment is recognized in an amount equal to the excess and is presented as a separate item in the consolidated statement of income.

(k)   Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont’d)

(k)   Income taxes (cont’d)

Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment, or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

In the course of the Company’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability will be extinguished.

(l)    Stock-based compensation plans

The Company uses the fair value based method of accounting for all stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. When stock options are exercised, capital stock is credited by the sum of the consideration paid by the employee, together with the related portion previously recorded in contributed surplus.

For the employee share plans, the Company’s contribution on the employee’s behalf is recognized as compensation expense. The contribution paid by the employee on the purchase of stock is recorded as an increase to capital stock.

Deferred Stock Units (“DSUs”) are recognized in compensation expense and accrued liabilities as they are awarded. DSU are remeasured at each reporting period, until settlement, using the trading price of the Subordinate Voting Shares.

For Deferred Performance Share Units (“DPSUs”), the Company’s matching contribution of 20% is recognized in compensation expense over the 3-year period during which it is earned, with a corresponding increase in contributed surplus.

(m)  Derivative financial and commodity instruments

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates, and commodity pricing. The Company does not hold or use any derivative instruments for speculative purposes. The Company documents all designated hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedging relationship is put in place and on an ongoing basis. Effective January 1, 2007, under hedge accounting, the Company follows the accounting policies described in Note 2 (iii).

The Company enters into foreign exchange forward contracts to hedge anticipated foreign denominated sales and related receivables, debt and equipment purchases. For those designated as cash flow hedges, foreign exchange gains and losses are recognized as an adjustment of revenues, financial expenses and cost of equipment, respectively, when the hedging transaction is recorded. For undesignated hedging relationships, gains or losses on the valuation of the derivative instruments at fair value are recognized in income as they arise and not concurrently with the transactions being hedged.

The Company has entered into foreign exchange forward contracts to hedge its net investments in foreign subsidiaries. Foreign exchange translation gains and losses were recorded as a translation adjustment in comprehensive income as well as any realized or unrealized gain or loss on related derivative instruments.

The Company enters into foreign exchange forward contracts and cross currency swaps to hedge foreign denominated asset exposures. Foreign exchange gains and losses related to these assets and changes in the fair values of the derivative instruments are recorded in financial expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont’d)

(m)  Derivative financial and commodity instruments (cont’d)

The Company enters into interest rate swaps in order to manage its interest rate exposure on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as fair value hedges of the underlying debt interest cost. Interest expense on the debt is adjusted to include amounts payable or receivable under the interest rate swaps.

The Company also enters into commodity swaps to manage a portion of its natural gas price exposures. The Company designates a portion of its commodity swap agreements as hedges of its natural gas cost, under which the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating indexed natural gas price.

Prior to 2007 under hedge accounting, derivatives designated in qualified hedges were not recognized until the corresponding hedged transaction affected net income. Derivative instruments that were ineffective in a hedging relationship or that were not designated in a hedge were reported on a marked-to-market basis in the consolidated financial statements. Any changes in the fair values of these derivative instruments were recorded in income.

Realized and unrealized gains or losses associated with derivative instruments previously designated as hedges that have been terminated or have ceased to be effective prior to maturity are deferred as non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or has matured prior to the termination of the related derivative instrument, any realized or unrealized gains or losses on related derivative hedging instruments are recognized in income.

(n)   Employee future benefits

(i)    Pension plans

Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service, which incorporates management’s best estimate of the future salary levels, other cost escalations, retirement ages of employees and other actuarial factors.

The initial net transition asset, prior service costs and amendments are amortized on a straight-line basis over the expected average remaining service lives of the active employees covered by the plans, which ranges from approximately 11 to 14 years. Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service life of active employees covered by the plans.

For the purpose of calculating the expected return on plan assets, those assets are valued at market-related value, based on a combination of rigorous historical performance analysis and the forward-looking views of the financial markets as revealed through the yield on long-term bonds and the price-to-earnings ratios of the major stock market indices.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

The Company also participates in a number of multiemployer defined benefit pension plans covering approximately 3,100 employees. These multiemployer plans are accounted for following the standards on defined contribution plans as the Company has insufficient information to apply defined benefit plan accounting.

(ii)   Other postretirement benefits

The Company determines the cost of other postretirement benefits using the accrued benefit method. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service lives of active employees covered by the plans, which ranges from approximately 5 to 15 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Summary of Significant Accounting Policies (cont’d)

(o)   Environmental expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(p)   Impairment of long-lived assets

The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment is recognized when the carrying amount of a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using accepted valuation techniques, such as quoted market prices, when available, or an estimate of discounted future cash flows.

(q)   Asset retirement obligations

Legal obligations associated with site restoration costs on the retirement of property are recognized in the period in which they are incurred. The obligations are initially measured at fair value and an equal amount is recorded as other long-term assets. Over time, the discounted asset retirement obligations accrete due to the increase in the fair value resulting from the passage of time. This accretion amount is charged to income. The initial costs are depreciated over the useful life of the related property or the remaining leasehold engagement when applicable.

(r)   Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

(s)   Future changes in accounting standards

In December 2006, the CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

In December 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

In March 2007, the CICA issued a new accounting standard, Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effect of this standard on its consolidated financial statements.

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures during the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effect of adopting this standard.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Impairment of Assets, Restructuring and Other Charges

The following table details the charge for impairment of assets, restructuring and other charges and pension settlements and curtailments:

	Note	2007	2006	2005
Impairment of assets		$256.1	$33.0	$53.7
Restructuring and other charges		42.7	76.4	40.3
Pension settlements and curtailments	26	4.8	1.9	0.2
		$303.6	$111.3	$94.2

(a)   Impairment of assets

During the first three quarters of 2007, impairment tests were triggered in North America, as a result of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities and the Company recorded impairment charges of $71.7 million mainly on machinery and equipment. In Europe, the impairment test was triggered by the potential sale/merger of the European operations and the impairment charges totalling $84.1 million mainly on machinery and equipment was recorded.

In the fourth quarter of 2007, the Company completed its 2008 budget and impairment tests on specific components were triggered due to industry pressure namely continued price pressure and volume declines. As a result, the Company concluded that the carrying amount of certain long lived assets was not fully recoverable and non-cash asset impairment charges of $99.3 million in North America and $1.0 million in Latin America were recorded to write down the value of the long lived assets to the estimated fair value. The impairment charge is mainly related to machinery and equipment.

(b)   Restructuring and other charges

The following table details the Company’s restructuring and other charges and the change in the reserve for restructuring and other charges included in trade payables and accrued liabilities:

		2007			2006
	2007	Prior Year		2006	Prior Year		2005
	Initiatives	Initiatives	Total	Initiatives	Initiatives	Total	Total
Expenses
Workforce reduction	$15.2	$6.9	$22.1	$50.7	$7.5	$58.2	$26.5
Leases and carrying costs for closed facilities	11.1	14.5	25.6	12.9	7.0	19.9	17.7
	26.3	21.4	47.7	63.6	14.5	78.1	44.2
Underspending
Workforce reduction	—	(4.8)	(4.8)	—	(1.3)	(1.3)	(2.9)
Leases and carrying costs for closed facilities	—	(0.2)	(0.2)	—	(0.4)	(0.4)	(1.0)
	—	(5.0)	(5.0)	—	(1.7)	(1.7)	(3.9)
Payments
Workforce reduction	(12.6)	(32.1)	(44.7)	(21.1)	(12.5)	(33.6)	(29.5)
Leases and carrying costs for closed facilities	(11.0)	(18.2)	(29.2)	(11.6)	(12.9)	(24.5)	(17.4)
	(23.6)	(50.3)	(73.9)	(32.7)	(25.4)	(58.1)	(46.9)
Net change	2.7	(33.9)	(31.2)	30.9	(12.6)	18.3	(6.6)
Foreign currency changes	—	1.3	1.3	0.2	1.4	1.6	(1.6)

Balance, beginning of year	—	46.9	46.9	—	27.0	27.0	35.2
Balance, end of year	$2.7	$14.3	$17.0	$31.1	$15.8	$46.9	$27.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Impairment of Assets, Restructuring and Other Charges (cont’d)

(b)   Restructuring and other charges (cont’d)

(i)    2007 restructuring initiatives

In 2007, restructuring initiatives related to the closure or downsizing of various facilities, mainly in the North American segment. The Company approved the closure of the Lincoln, NE facility (Magazine group); the closure of Phoenix, AZ facility (Retail group); the closure of the Vancouver, BC facility (Canada) and the closure of the Sao Paulo facility (Latin America). There were also various headcount reductions across the Company. The total expected cost amounted to $29.3 million of which $15.3 million was related to workforce reductions, and $14.0 million for leases and carrying costs for closed facilities ($24.1 million in North America, $4.5 million in Europe and $0.7 million in Latin America). The completion of these initiatives is expected by the end of 2008 for a total of $0.1 million in workforce reductions and $2.9 million in lease and carrying costs for closed facilities.

(ii)   Prior years restructuring initiatives

2006 restructuring initiatives

The 2006 restructuring initiatives were related to the closure or downsizing of various facilities, mainly in the North American and European segments. The Company approved the closure of a facility in Quebec; the closure of printing and binding facilities in Illinois, both in the Catalog group; the closure of the Kingsport, Tennessee facility in the Book group; the closure of Red Bank, Ohio and the Brookfied, Wisconsin facilities in the Magazine group; the closure of the Strasbourg, France facility and employee terminations at the Lille, France facility. There were also various headcount reductions across the Company. Management expects those initiatives to be completed by the end of 2008 and supplemental costs of $2.5 million to be incurred in 2008 for leases and closed facilities in North America and Europe.

2005 restructuring initiatives

The 2005 restructuring initiatives were related to the downsizing of operations in Helio Corbeil, France; the two phases of the downsizing operations in Corby, United Kingdom; the closure of a Canadian facility and other workforce reductions across the Company. No other charge is expected for these initiatives.

4.     Financial Expenses

	Note	2007	2006	2005
Interest on long-term debt, convertible notes and secured financing		$181.4	$151.6	$119.4
Prepayment premium on the early redemption of debts	16	53.1	—	—
Bank and other charges		11.6	6.0	3.1
Amortization of deferred financing fees		6.6	2.9	1.9
Net (gain) loss on foreign exchange and derivative financial instruments (a) (b)		(18.3)	(12.2)	2.2
Exchange loss from reductions of net investments in self-sustaining foreign operations		—	2.5	—
		234.4	150.8	126.6
Interest capitalized to the cost of equipment		(5.7)	(16.6)	(7.6)
		$228.7	$134.2	$119.0

(a)    During the year ended December 31, 2007, the Company recorded a net loss of $76.0 million on derivative financial instruments for which hedge accounting was not used and embedded derivatives not closely related to their host contracts (a net loss of $32.6 million in 2006 and a net gain of $50.7 million in 2005).

(b)    The Company recorded a net gain of $4.4 million on fair value hedges terminated during the year ended December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Income Taxes

The domestic and foreign components of income (loss) from continuing operations, before income taxes, are as follows:

	2007	2006	2005
Domestic	$(133.6)	$(48.3)	$29.7
Foreign	(2,317.3)	44.3	(128.4)
	$(2,450.9)	$(4.0)	$(98.7)

Total income tax was allocated as follows:

	2007	2006	2005
Continuing operations	$(250.2)	$(35.4)	$50.4
Discontinued operations	—	(1.2)	14.3
Shareholders’ equity:
Other comprehensive income	9.0	(1.3)	(0.9)
Dividends on preferred shares	2.6	3.0	4.0
	$(238.6)	$(34.9)	$67.8

Income tax expense (recovery) attributable to income consists of:

	2007	2006	2005
Current:
Domestic	$1.4	$2.1	$23.4
Foreign	4.2	(40.9)	62.0
	5.6	(38.8)	85.4
Portion included in discontinued operations	—	(1.1)	17.1
	5.6	(37.7)	68.3
Future:
Domestic	(25.1)	(25.3)	(5.1)
Foreign	(230.7)	27.5	(15.6)
	(255.8)	2.2	(20.7)
Portion included in discontinued operations	—	(0.1)	(2.8)
	(255.8)	2.3	(17.9)
Total from continuing operations	$(250.2)	$(35.4)	$50.4

The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company in the determination of net income (loss) from continuing operations:

	2007	2006	2005
Domestic statutory tax rate	33.1%	33.1%	34.2%

Increase (reduction) resulting from:
Change in valuation allowance	(4.0)	(969.2)	(42.0)
Effect of foreign tax rate differences	6.0	1,525.8	34.2
Permanent differences	0.4	28.6	(3.9)
Changes in enacted and average tax rates on cumulative temporary differences	—	49.7	0.1
Large corporation tax, minimum tax and other taxes	—	(14.4)	(1.2)
Goodwill impairment	(26.2)	—	(63.5)
Other	0.9	238.0	(9.0)
Effective tax rate	10.2%	891.6%	(51.1)%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Income Taxes (cont’d)

The tax effects of significant items comprising the Company’s net future tax liability are as follows:

	2007	2006

Future income tax assets:
Operating loss carryforwards	$464.0	$315.7
Tax credit carryforwards	14.7	19.0
Accounts receivable	17.8	4.3
Restructuring reserves	2.5	16.6
Goodwill and other assets	22.8	—
Pension, postretirement and workers compensation benefits	18.5	—
Non deductible provisions	50.9	53.6
Interest limitation	53.7	—
Other	10.5	6.6
	655.4	415.8
Future income tax liabilities:
Property, plant and equipment	(265.6)	(388.1)
Inventories	(24.1)	(27.9)
Goodwill and other assets	—	(68.2)
Pension, postretirement and workers compension benefits	—	(1.3)
Other	—	(1.5)
	(289.7)	(487.0)
Valuation allowance	(459.1)	(278.4)
Net future income tax liabilities	(93.4)	(349.6)
Current portion of:
Future income tax assets	28.6	40.6
Future income tax liabilities	(1.0)	(1.1)
Long term portion of:
Future income tax assets	11.2	—
Future income tax liabilities	(132.2)	(389.1)
Future income tax liabilities, net	$(93.4)	$(349.6)

The 2007 and 2006 amounts above included a valuation allowance of $459.1 million and $278.4 million respectively, relating to loss carryforwards and other tax benefits available since their realization was not more likely than not. The increase in total valuation allowance for the year ended December 31, 2007 was mainly explained by $102.1 million allocated to income from operations. The net change in the total valuation allowance for the year ended December 31, 2006 was explained by $38.5 million allocated to income from operations, partly offset by a decrease of $28.3 million due to a reorganization of the corporate structure.

Any subsequent recognition of the tax benefits resulting from a reduction in the valuation allowance for future tax assets as of December 31, 2007 will be recorded as a reduction of income tax expense.

At December 31, 2007, the Company had net operating loss carryforwards for income tax purposes of $1,381.8 million, of which $1,122.2 million can be carried forward indefinitely, and $259.6 million expire between 2008 and 2027. An amount of $487.8 million, included in the net operating loss carryforwards, is subject to recapture should a reevaluation occur on the investment in Europe.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Income Taxes (cont’d)

In the United States, the Company had State net operating loss and State tax credit carryforwards net of federal tax benefits of approximately $37.5 million and $14.4 million, respectively. These loss and tax credit carryforwards expire between 2008 and 2027. Limitations on the utilization of these tax assets may apply and the Company has accordingly recorded a valuation allowance in the amount of $40.2 million.

The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Future income taxes will be recognized when the Company expects that it will repatriate these undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time.

6.     Discontinued Operations

In 2005, the Company completed the disposal of its North American non-core Commercial Printing Group and the operating results and associated gain or loss on disposal of assets related to these activities have been presented separately in the Company’s consolidated statement of income as discontinued operations. The following transactions relating to the non-core Group have been concluded in 2005:

The Company sold its interest in a subsidiary and the operating assets of some of its subsidiaries in Canada, for a total consideration of $52.0 million. The Company realized a loss amounting to $0.9 million ($5.2 million net of income tax). A reduction of $18.5 million relating to goodwill of the North American segment was recorded within discontinued operations. Following an adjustment to the selling price based on the November 2005 closing working capital, the Company paid $2.5 million in March 2006 and no gain or loss resulted from this adjustment.

The Company sold the operating assets of some units in the United States for a total consideration of $65.2 million comprised of $36.7 million of cash, $20.0 million of preferred units of Matlet Group, LLC and $8.5 million in a promissory note receivable, which was received in full in March 2006. The Company realized a gain amounting to $4.1 million (a loss of $6.8 million net of income tax). A reduction of $24.4 million relating to goodwill of the North American segment was recorded within discontinued operations. Following an adjustment of the selling price based on the November 2005 closing working capital, the Company paid $1.2 million and realized a loss of $1.6 million ($1.0 million net of income tax) in the first quarter of 2006.

7.     Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

	2007	2006	2005
Net income (loss) from continuing operations	$(2,200.4)	$30.6	$(148.8)

Net income allocated to holders of preferred shares	22.2	34.0	39.6
Loss from continuing operations available to holders of equity shares	$(2,222.6)	$(3.4)	$(188.4)

(In millions)

Weighted-average number of equity shares outstanding :	131.9	131.4	131.8

Loss per share:
Basic and diluted	$(16.85)	$(0.03)	$(1.43)

For the purpose of calculating diluted earnings (loss) per share, the effects of the convertible notes (redeemed in June 2007) and the effects of all stock options were excluded, since their inclusion was anti-dilutive for 2007, 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     Business disposals and other

In 2007, the Company sold its investments in two facilities of its French operations for nominal cash consideration resulting in a net loss on disposal of $12.7 million.

During the year 2007, the Company recorded a net loss on other assets of $14.8 million.

No significant disposals occurred in 2006 and 2005.

9.     Sales of Account Receivables

2007

In October 2007, the Company terminated its Canadian Securitization program. By December 31, 2007, the Company completed the amortization process set out in the agreement governing the Canadian securitization program as all accounts receivable generated in Canada were now governed by the North American program described below. In order to conclude the revised arrangement, CA$23.6 million ($24.3 million) of receivables which remained outstanding were repurchased under the North American program.

In October 2007, the Company amended its U.S. program (the North American program) to include accounts receivable generated by its Canadian operations. The North American Program limit was then $408.0 million ($459.0 million during certain periods of the year.)

As of December 31, 2007 the North American program does not meet certain criteria under accounting standards to achieve sale treatment, therefore, the amount outstanding of $428.0 million is presented as secured financing. The accounts receivable under the program serve to secure the financing. As at December 31, 2007, the accounts receivable pledged totalled $605.4 million. Since the program ceased to qualify as a sale of assets under accounting standards, fees payable under the program are thereafter recorded as interest expense in the consolidated statement of income. Subsequent to the year end and following the filing under creditor protection, the North American program was reimbursed in its entirety and, on January 23, 2008 the North American program was terminated.

In October 2007, the Company commenced the liquidation of its European Securitization Program. By December 31, 2007 any amounts outstanding under this program had been repurchased thus completing the amortization process set out in the agreement governing the European securitization program.

On November 22, 2007 the Company entered into a factoring program of its accounts receivable in France. Under this program (the Factoring program), the Company entered into agreements to sell up to EUR47.0 million ($69.2 million) of selected receivables with limited recourse. As at December 31, 2007 the Company has sold accounts receivable of EUR27.7 million ($40.7 million). The agreement can be terminated by either parties upon one month’s notice.

The Factoring program does not meet certain criteria under accounting standards to achieve sale treatment. Accordingly, the funds received under this program are presented as secured financing for an aggregate amount of EUR23.4 million ($34.5 million). The related accounts receivable under the program serve to secure the financing. As at December 31, 2007 the accounts receivable pledged under the Factoring program totalled $40.7 million.

2006

In 2006, the U.S. securitization program (the “U.S. Program”) agreement limit was $408.0 million ($459.0 million during peak season). As at December 31, 2006, the amount outstanding under the U.S. Program was $374.0 million. Consistent with its U.S. securitization agreement, the Company sold all of its U.S. receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

In 2006, the Company sold, with limited recourse, a portion of its Canadian accounts receivable on a revolving basis (the “Canadian Program”). The Canadian Program limit was CA$135.0 million. As at December 31, 2006 the amount outstanding under the Canadian Program was CA$89.0 million ($76.4 million).

In 2006, the European securitization program (the “European Program”) had allowed the Company to sell, with limited recourse, a portion of its accounts receivable from its Spanish and French facilities on a revolving basis. The European Program limit was EUR153.0 million. As at December 31, 2006, the amount outstanding under the European Program was EUR97.9 million ($129.1 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Sales of Account Receivables (cont’d)

2006 (cont’d)

At December 31, 2006, an aggregate amount of $802.5 million of accounts receivable had been sold under the three programs, of which $223.0 million were kept by the Company as a retained interest, resulting in a net aggregate consideration of $579.5 million on the sale. The retained interest was recorded in the Company’s accounts receivable, and its fair value approximated its cost, given the short-term nature of the collection period of the accounts receivable sold. The rights of the Company on the retained interest were subordinated to the rights of the investors under the programs. There was no recourse under the programs on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Company.

The Company had retained the responsibility for servicing, administering and collecting accounts receivable sold. No servicing asset or liability had been recognized, since the fees the Company receives for servicing the receivables approximate the related costs.

Securitization fees and interest on secured financing varied based on commercial paper rates in Canada and the United States and on Euribor in Europe and, generally, have provided a lower effective funding cost than available under the Company’s bank facilities.

Proceeds from revolving sales between the securitization trusts and the Company in 2007 totalled $3.1 billion ($4.3 billion in 2006).

10.  Related Party Transactions

The Company entered into the following transactions, which were concluded and accounted for at the exchange amount with the parent company and its subsidiaries:

	2007	2006	2005
Companies under common control:
Revenues	$56.3	$66.3	$64.9
Selling, general and administrative expenses	25.0	13.6	17.6
Management fees billed by Quebecor Inc.	5.0	4.8	4.5

In October 2007, the Company sold its participation in Nurun Inc to Quebecor Media Inc, both companies under common control, for a cash consideration of CA$1.7 million ($1.7 million), resulting in a gain of CA$1.2 million ($1.2 million). The transaction was realized at fair value.

In October 2007, the Company sold a property to a company under common control, Quebecor Media Inc., for consideration of CA$62.5 million ($64.0 million). Simultaneously, the Company entered into a long-term lease of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$43.9 million ($44.9 million) on the date of the transactions and the Company assumed a net balance of sale, including interest, of CA$7.0 million ($7.2 million) receivable in 2013. The disposal of the property generated a gain of CA$4.0 million ($4.1 million) which was deferred and will be amortized over the lease term. In addition, the Company signed a ten year manufacturing agreement with Quebecor Media Inc for the printing of directories in Quebecor Media Inc. printing installations of Islington, Ontario and Mirabel, Quebec.

In June 2007, a real estate property was sold to a shareholder of the parent company at fair value of $1.3 million, established based on an independent estimate, resulting in a gain on disposal of $1.0 million which is included in selling, general and administrative expenses.

In 2006, the Company transferred the benefit of a deduction for Part VI.I tax to a company under common control for a consideration of CA$6.4 million ($5.5 million), recorded in receivables from related parties. This reduced the Company’s available future income tax assets by CA$7.6 million ($6.5 million), and decreased the contributed surplus by CA$1.2 million ($1.0 million). The transaction was recorded at the carrying amount. The 2006 transaction has been adjusted in 2007, resulting in an increase of CA$0.4 million ($0.4 million) recorded in contributed surplus.

In March 2005, the Company sold certain operating assets to Quebecor Media Inc., a company under common control, for a cash consideration of CA$3.3 million ($2.7 million). The transaction was recorded at the carrying amount and no gain or loss was recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  Related Party Transactions (cont’d)

In 2000, the Company entered into a strategic agreement with Nurun Inc. (“Nurun”). The agreement included a commitment from the Company to use the services of Nurun (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million committed to Nurun were modified to include services directly requested by the Company and its parent company and subsidiaries, as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31, 2007, the cumulative services rendered by Nurun under this agreement amounted to $26.2 million.

11.  Inventories

	2007	2006

Raw materials and supplies	$241.7	$234.0
Work in process	126.4	122.7
	$368.1	$356.7

12.  Property, plant and equipment

		Accumulated	Net book
	Cost	depreciation	value
December 31, 2007
Land	$80.1	$—	$80.1
Buildings and leasehold improvements	753.1	246.8	506.3
Machinery and equipment	4,219.6	2,843.7	1,375.9
Projects under development	46.7	—	46.7
	$5,099.5	$3,090.5	$2,009.0
December 31, 2006
Land	$88.2	$—	$88.2
Buildings and leasehold improvements	814.5	276.8	537.7
Machinery and equipment	3,873.1	2,477.7	1,395.4
Projects under development	266.1	—	266.1
	$5,041.9	$2,754.5	$2,287.4

As at December 31, 2007, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $94.0 million ($60.9 million as at December 31, 2006) and $29.4 million ($33.2 million as at December 31, 2006) respectively, for assets held under capital leases mainly for machinery and equipment. Depreciation of property, plant and equipment held under capital leases amounted to $1.0 million in 2007 ($3.4 million in 2006, and $5.6 million in 2005).

During 2007, the Company concluded a sale and leaseback transaction of machinery and equipment located at a facility in the United States. The transaction was considered to be a sale of assets with proceeds received of $14.5 million. The subsequent transaction consisted of a capital lease at a fair value of $12.2 million. The transaction generated a loss on disposal of $2.8 million and a deferred gain of $2.3 million which is being amortized over the 7-year terms of the lease.

In the last quarter of 2007, machinery and equipment with a fair value of $14.6 million were transferred from an operating to capital lease. The total obligations amounted to $14.6 million payable over the 7-year term of the lease. This transaction had no impact on the investing and financing section of the consolidated statements of cash flow. The transactions generated a loss on disposal of $2.9 million and a deferred gain of $3.9 million which will be amortized over the term of the lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  Property, plant and equipment (cont’d)

During 2007, certain assets under operating lease were purchased for a cash consideration of $74.8 million. The amount recorded in machinery and equipment was reduced by a provision of $14.0 million since the fair value of the equipment was lower than the cash consideration paid.

In October 2007, the Company sold a property to a company under common control, as disclosed in Note 10.

In March 2007, the Company concluded an agreement for the sale and leaseback of land and buildings of facilities in North America. The transaction is considered to be a sale of assets with proceeds of $34.2 million. The subsequent transaction consisted of operating leases over the 15-year term of the lease. The disposal of these assets generated a gain of $13.6 million which was deferred and is being amortized over the term of the lease.

13.  Goodwill

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

	Note	North America	Europe	Latin America	Total
Balance, December 31, 2004		$2,198.3	$445.4	$8.2	$2,651.9

Goodwill acquired		—	0.2	—	0.2
Business disposals	6	(42.9)	—	—	(42.9)
Goodwill impairment (a)		—	(243.0)	—	(243.0)
Foreign currency changes		1.3	(61.7)	(0.1)	(60.5)
Balance, December 31, 2005		$2,156.7	$140.9	$8.1	$2,305.7

Business disposals		(0.4)	(0.6)	—	(1.0)
Foreign currency changes		—	19.1	0.5	19.6
Balance, December 31, 2006		$2,156.3	$159.4	$8.6	$2,324.3

Goodwill acquired		3.9	—	0.5	4.4
Goodwill impairment (b) (c)		(1,823.2)	(166.0)	(9.7)	(1,998.9)
Foreign currency changes		5.3	6.6	0.6	12.5

Balance, December 31, 2007		$342.3	$—	$—	$342.3

(a)   In 2005, the European reporting unit suffered from poor market conditions, namely continued price erosion and decreased volumes, as well as several production inefficiencies and the loss of an important client. As a result, the Company concluded that the carrying amount of goodwill for the European reporting unit was not fully recoverable and an impairment charge of $243.0 million was taken at December 31, 2005.

(b)   The Company completed its annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the potential sale/merger of the European operations, management determined that the carrying value of goodwill for its European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million at September 30, 2007.

(c)   In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin America reporting units.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  Restricted Cash

As at December 31, 2007, the Company’s wholly owned captive insurance company had pledged $54.9 million ($48.1 million as at December 31, 2006) of cash as collateral for standby letters of credit issued in favour of a third party insurer for future estimated claims relating to U.S. Workers’ Compensation. The standby letter of credit and the corresponding pledge agreement are renewable annually. The cash pledged against the letter of credit is intended for future use and is presented as restricted cash under long-term assets in the Company’s consolidated balance sheet.

The Company assessed the effects of the global asset-backed commercial paper liquidity crisis on its investments and concluded that as at December 31, 2007, it resulted in no material impact to the Company’s consolidated financial statements.

15.  Bank Indebtedness

The Company has access to various credit facilities of up to $82.2 million. These facilities available in Latin America and in Europe are denominated in multiple currencies and are cancellable upon notice from the lending institutions. At December 31, 2007, $73.2 million ($55.1 million in 2006) was drawn on these facilities. As at December 31, 2006, the drawing on these facilities was classified as long-term debt since the Company had the ability to refinance such debt on a long-term basis (Note 16 (a)). There are no restrictive covenants on these various credit facilities.

16.  Long-Term Debt

The Company has prepared these financial statements on the assumption it continues as a going concern and has therefore classified debt as current or long-term in compliance with the terms of the contracts at December 31, 2007.

As discussed in Note 16(a) and based on the waivers described herein, the Company was in compliance with all significant debt covenants at December 31, 2007. Since the Company has not obtained the $125.0 million of new financing, as had been required under the terms of the revolving bank facility and North American securitization program waivers, the Company became in default under its revolving bank facility, its Equipment financing facility and its North American securitization program since January 16, 2008. Upon filing for credit protection on January 21, 2008, the Company became in default under substantially all of its other debt agreements and it will affect their subsequent accounting classification (Note 1).

	Note	Maturity	2007	2006
Revolving bank facility and other short-term lines (a)		2008	$643.1	$97.1
Senior Notes 4.875% and 6.125% (b)		2008, 2013	598.1	597.9
Senior Notes 8.42% and 8.52% (c)		2010, 2012	—	231.5
Senior Notes 9.75% (d)		2015	400.0	400.0
Equipment financing credit facility (e)		2015	168.5	101.3
Senior Notes 8.54% and 8.69% (c)		2015, 2020	—	85.0
Senior Notes 8.75% (f)		2016	450.0	450.0
Senior Debentures 6.50% (g)		2027	3.2	3.2
Capital leases (h)		2008-2016	62.5	24.9
Other debts (h)		2008-2022	29.8	23.8
			2,355.2	2,014.7
Change in fair value of debts for hedged interest rate risk			(1.9)	—
Adjustment related to embedded derivatives			9.4	—
Financing fees, net of amortization			(25.4)	—
			2,337.3	2,014.7
Less current maturities			1,023.7	30.7
			$1,313.6	$1,984.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.       Long-Term Debt (cont’d)

(a)          As of December 31, 2007, the Company had obtained waivers from its Banking syndicate and the sponsors of its North American securitization program until March 30, 2008 from compliance with certain financial tests under the relevant agreements in respect of the quarter ended December 31, 2007, in particular, the maximum Debt-to-EBITDA ratio of 4.50:1.00. These waivers (which are mirrored in the Equipment financing credit facility - refer to (e)) were subject to a number of conditions including: the Company having to obtain on or before January 15, 2008, $125.0 million of new financing; to deliver on or before January 31, 2008, a “Refinancing Transaction”, being comprised of commitments or other arrangements satisfactory to the Company’s lenders which would have been used to reduce the Company’s current credit facility to $500.0 million by February 29, 2008 and further allow the repayment in full of the Company’s current credit facility on or before June 30, 2008. The Company was not able to put in place such refinancing transaction and on January 21, 2008, the Company was granted creditor protection under CCAA in Canada and under Chapter 11 in the United States (Note 1).

As at December 31, 2007 and prior to the default described above, the total amount available under the revolving bank facility was $750.0 million ($1.0 billion in 2006). The revolving bank facility bears interest at variable rates based on Bankers’ Acceptances, LIBOR or prime rates. At December 31, 2007, of the $643.1 million ($42.0 million in 2006) drawn on the facility, $22.7 million ($23.6 million in 2006) was denominated in Canadian dollars and bore interest at 8.5%. The US drawings were at rates ranging from 8.4% to 10.0%. The Company paid fees for the unused portion of $3.4 million in 2007 ($2.6 million in 2006). A portion of the revolving bank facility is secured by a lien on assets in an amount of $135.6 million as at December 31, 2007. The revolving bank facility has been classified as current maturities since its maturity is June 30, 2008. As at December 31, 2006, the long-term debt included $55.1 million that was drawn on various credit facilities that were available in Latin America, Europe and the United States (Note 15).

(b)         In November 2003, the Company issued, at a discount, unsecured Senior Notes for a principal amount of $600.0 million comprised of two tranches. The first tranche of $200.0 million matures on November 15, 2008 and the second tranche of $400.0 million matures on November 15, 2013. These Notes contain certain restrictive covenants, such as maintaining its properties in good condition and payment of taxes and claims. The first tranche of $200.0 million is classified as current maturities as its maturity is November 15, 2008.

(c)          On October 29, 2007, the Company repaid all of its outstanding Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) for a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on the Senior Notes to the redemption date plus the applicable prepayment premium amount of $53.1 million paid on the redemption date.

(d)         In December 2006, the Company issued unsecured Senior Notes for a principal amount of $400.0 million maturing on January 15, 2015. The Notes contain certain restrictive covenants, such as maintaining its properties in good condition and the payment of taxes and claims.

(e)          In January 2006, the Company concluded an agreement for the Canadian dollar equivalent of EUR136.2 million long-term committed equipment financing credit facility that could be drawn until October 2008. The facility is repayable in 17 semi-annual repayments of CA$10.3 million, the first occurring in July 2007 and the last scheduled to occur in July 2015. The facility bears interest at a variable rate. At December 31, 2007, the drawings under this facility amounted to CA$165.3 million ($168.5 million) (CA$118.0 million ($101.3 million) in 2006) and bear interest at 5.0%. This credit facility contains certain restrictive covenants, including the obligation to maintain certain financial ratios and is secured by a lien on assets in an amount of $34.4 million. As mentioned above, the Company had obtained from its Banking syndicate a waiver until March 30, 2008 from compliance with certain financial covenants under the relevant agreements. This temporary elimination also applies to the financial covenants under the equipment financing facility. As a result of the events discussed in Note 1, the equipment financing facility has been classified as current maturities since at December 31, 2007 it was likely that the Company would not meet the covenants within one year from the balance sheet date.

(f)            In March 2006, the Company issued unsecured Senior Notes for a principal amount of $450.0 million maturing in March 2016. The Notes contain certain restrictive covenants, such as maintaining its properties in good condition and the payment of taxes and claims.

(g)         The Senior Debentures due on August 1, 2027 were redeemable at the option of the holder at their par value on August 1, 2004. The Debentures contain certain restrictive covenants, such as maintaining its properties in good condition and the payment of taxes and claims.

(h)         Other debts and capital leases are partially secured by assets with a carrying value of $88.1 million. At December 31, 2007, these debts and capital leases were bearing interest at rates ranging from 0.0% to 10.28%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.       Long-Term Debt (cont’d)

(h)         The Company has $23.5 million ($20.1 million in 2006) of interim financing for printing presses and related equipment located in facilities in the United States which were converted into capital leases in January 2008. During 2007, $17.0 million of the 2006 interim financing were converted into capital leases, generating a loss on disposal of $3.2 million and a deferred gain of $4.6 million which is being amortized over the 7-year term of the lease. The 2007 transactions had no impact on the investing and financing activities of the consolidated statements of cash flow.

At December 31, 2007, (prior to filing for creditor protection - Note 1) principal repayments on long-term debt were planned as follows:

2008	$1,016.6
2009	2.8
2010	2.8
2011	2.9
2012	3.2
2013 and thereafter	1,264.4

At December 31, 2007, (prior to filing for creditor protection - Note 1) minimum capital lease payments were planned as follows:

	Principal	Interest	Payment
2008	$7.1	$4.4	$11.5
2009	7.6	3.6	11.2
2010	8.0	3.1	11.1
2011	9.4	2.5	11.9
2012	8.9	2.0	10.9
2013 and thereafter	21.5	1.6	23.1

17.  Other Liabilities

	Note	2007	2006
Pension liability	26	$89.0	$79.9
Postretirement benefits	26	70.1	71.0
Workers’ compensation accrual		47.3	45.9
Derivative financial instruments		62.4	20.1
Asset retirement obligations		14.7	12.2
Reserve for environmental matters		8.1	11.2
Deferred gain on property, plant and equipment disposal	10, 12	31.6	—
Other		40.2	43.2
		$363.4	$283.5

18.       Convertible Notes

	Maturity	2007	2006
Convertible senior subordinated notes 6.00%	2007	$—	$117.7

In 2007, the Company redeemed all of its outstanding 6.00% Convertible senior subordinated notes (the “Convertible Notes”) for a redemption price of 100.6% of the outstanding principal amount of $119.5 million, plus accrued and unpaid interest at the redemption date. The additional amount paid on redemption of the Convertible Notes was a premium of $0.7 million recorded as financing expenses. A loss of $0.6 million relating to the debt component was recorded as financing expenses and a gain of $15.9 million relating to the equity component was transferred from contributed surplus to retained earnings, both due to the difference between the net book value and the fair value of the components at the time of redemption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.       Capital Stock

(a)         Authorized

Equity shares:

Multiple Voting Shares, authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one-to-one basis.

Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

Preferred shares:

Preferred shares, authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue. Each series of Preferred Shares ranks pari passu with every other series of Preferred Shares.

The Series 2 Cumulative Redeemable First Preferred Shares may be converted at every fifth anniversary into Series 3 Cumulative Redeemable First Preferred Shares under certain conditions.

The Series 3 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of CA$1.5325 per share per annum, payable quarterly from December 1, 2007 to November 30, 2012, if declared. Thereafter, a new fixed cumulative preferential cash dividend will be set by the Company for another five-year period. On December 1, 2012, and at every 5th anniversary thereafter, these preferred shares may be converted into Series 2 Cumulative Redeemable First Preferred Shares under certain conditions.

The Series 4 Cumulative Redeemable First Preferred Shares were entitled to a fixed cumulative preferential cash dividend of CA$1.6875 per share per annum.

The Series 5 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of CA$1.725 per share per annum, payable quarterly, if declared. On and after December 1, 2007, these preferred shares are redeemable at the option of the Company at CA$25.00, or with regulatory approval, the preferred shares may be converted into subordinate voting shares by the Company. On and after March 1, 2008, these preferred shares may be converted at the option of the holder into a number of the Company’s Subordinate Voting Shares determined by dividing CA$25.00 together with all accrued and unpaid dividends on such shares by the greater of (i) CA$2.00 and (ii) 95% of the weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange during a 20-day reference period, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

(b)         Issued and outstanding

	December 31, 2007		December 31, 2006		December 31 2005,
(Thousands of shares)	Number	Amount	Number	Amount	Number	Amount
				(Revised, see below)		(Revised, see below)
Multiple Voting Shares	46,987	$93.5	46,987	$93.5	46,987	$93.5
Subordinate Voting Shares	85,585	1,151.4	84,722	1,146.4	83,981	1,138.5
Redeemable First Preferred Shares - Series 3 - Classified as Shareholders’ equity	12,000	212.5	12,000	212.5	12,000	212.5
Total Capital stock		$1,457.4		$1,452.4		$1,444.5
Redeemable First Preferred Shares - Series 4 - Classified as liability	—	$—	—	$—	8,000	$171.9
Redeemable First Preferred Shares - Series 5 - Classified as liability	7,000	178.5	7,000	150.2	7,000	150.5
Total Preferred Shares		$178.5		$150.2		$322.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.       Capital Stock (cont’d)

(b)         Issued and outstanding (cont’d)

During 2007, 22,500 Subordinate Voting Shares were issued under the Company’s stock option plan (none in 2006 and 315,065 in 2005) and 840,853 Subordinate Voting Shares were issued under the Company’s employee stock purchase plans (741,057 in 2006 and 487,832 in 2005) for a total cash consideration of $5.0 million ($7.9 million in 2006 and $16.3 million in 2005). Pursuant to the acquisition of World Color Press in 1999, the Company issued 11,371 Subordinate Voting Shares in 2005.

In December 2007, the Company received notices in respect of 3,975,663 of 7,000,000 issued and outstanding Series 5 Cumulative Redeemable First Preferred Shares requesting conversion into the Company’s Subordinate Voting Shares on March 1, 2008. The Series 5 Cumulative Redeemable First Preferred Shares are convertible into that number of the Company’s Subordinate Voting Shares determined by dividing CA$25.00 together with all accrued and unpaid dividends on such shares by the greater of (i) CA$2.00 and (ii) 95% of the weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange during the period of twenty trading days ending on February 26, 2008 (Note 29). On December 1, 2007, the Company announced that none of its Series 3 Cumulative Redeemable First Preferred Shares were converted into Series 2 Cumulative Redeemable First Preferred Shares.

In November 2007, because it might not have satisfied the applicable capital adequacy test contained in the Canada Business Corporations Act, the Company announced that it was suspending dividend payments on its Series 3 and Series 5 Preferred Shares that were previously declared on November 7, 2007. As at December 31, 2007, the dividends declared but unpaid on its Series 3 Preferred Shares and Series 5 Preferred Shares amounted to CA$4.6 million ($4.7 million) and CA$3.0 million ($3.1 million), respectively. Following the suspension of its dividend payment, no dividends were declared and arrears of dividends on Series 3 and Series 5 Preferred Shares amounted to CA$1.5 million ($1.5 million) and CA$1.0 million ($1.0 million), respectively, which were recorded as a liability at December 31, 2007.

In June 2007, the Company reclassified the Series 5 and Series 4 Cumulative Redeemable First Preferred Shares in the amount of $312.0 million as at January 1, 2005 from Capital stock ($244.1 million) and Accumulated other comprehensive income ($67.9 million) to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments (CICA Handbook section 3861). Since then dividends on these shares are presented in the consolidated statement of income as dividends on preferred shares classified as liability, for an amount of $9.8 million in 2007.

(c)         Share repurchases

On April 18, 2006, the Company redeemed all of its cumulative redeemable 6.75% First Preferred Shares, Series 4 at a redemption price of CA$25.00 per share plus accrued dividends for a total consideration of $175.9 million.

In 2005, the Company repurchased for cancellation a total of 2,438,500 Subordinate Voting Shares following a Normal Course Issuer Bid Program for a net cash consideration of CA$58.2 million ($46.6 million). Of the total consideration, $3.8 million was charged to Accumulated other comprehensive income, $33.0 million to capital stock and the excess of the price paid over the book value of the shares repurchased amounting to CA$12.3 million ($9.8 million) was charged to retained earnings.

20.       Stock-Based Compensation Plans

(a)         Employee share purchase plans

The Employee Stock Purchase Plan gives eligible employees in the United States the opportunity to acquire shares of the Company’s capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees’ behalf, a further amount equal to 17.5% of the total amount invested by the employee. The number of shares that may be issued and sold under the plan is limited to 4,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The total number of plan shares issued for employees was 782,086 in 2007 (566,913 in 2006 and 333,646 in 2005), which represented compensation expense amounting to $0.6 million in 2007 ($0.8 million in 2006 and $1.0 million in 2005).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.       Stock-Based Compensation Plans (cont’d)

(a)         Employee share purchase plans (Cont’d)

The Employee Share Investment Plan gives eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company’s capital stock and to have the Company invest, on the employees’ behalf, a further amount equal to 20% of the amount invested by the employee. In April 2007, a change was made to the plan to purchase the shares on the market, instead of issuing shares from treasury. The total number of shares issued for employees was 58,767 in 2007 (174,144 in 2006 and 154,186 in 2005), and 181,721 shares were purchased on the market, which represented compensation expense amounting to CA$0.3 million ($0.3 million) in 2007 (CA$0.4 million ($0.4 million) in 2006 and CA$0.6 million ($0.5 million) in 2005).

(b)         Stock option plan

Under the stock option plan, 9,182,234 Subordinate Voting Shares out of a total of 11,000,000 remained reserved for plan participants at December 31, 2007. Furthermore, 302,500 options were outstanding outside of the shares reserved under the Plan as Inducement Options. At December 31, 2007, a total of 6,942,451 options to purchase Subordinate Voting Shares were outstanding. The subscription price of the options was equal to the arithmetical average of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange for options priced in Canadian dollars, and on the New York Stock Exchange for options priced in U.S. dollars, for the five days immediately preceding the grant of the option.

For options granted since 2005, half of the options vest over four years and the other half vest upon attainment of specific performance targets based on earnings per share (“EPS”) and share price growth. The options may be exercised during a period not exceeding six years from the date they have been granted.

Options granted up to December 31, 2004, vest over four or five years. Options may be exercised during a period not exceeding 10 years from the date they have been granted.

In 2004, the Board of Directors approved a special option grant of 1,000,000 Subordinate Voting Shares of the Company. The exercise price was equal to the share market price at the grant date and half of the options vested over time and the other half upon attainment of specific performance targets based on EPS and share price growth and vest over 4 years.

The weighted average fair value of options granted during the year was $4.02 ($2.58 in 2006 and $4.32 in 2005), and was estimated using binomial and trinomial option pricing models. The following weighted average assumptions were used:

	2007	2006	2005
Risk-free interest rate	4.78%	4.45%	3.59%
Dividend yield	—%	3.75%	2.93%
Expected volatility	32.71%	33.44%	33.67%
Expected life	4.25 years	4.25 years	4.25 years

During the year, a compensation expense of $3.5 million ($4.5 million in 2006 and $1.1 million in 2005) was recognized with a corresponding increase in contributed surplus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.       Stock-Based Compensation Plans (cont’d)

(b)         Stock option plan (cont’d)

The number of stock options outstanding fluctuated as follows:

	2007		2006		2005
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of year	7,772,300	$19.70	5,947,970	$23.45	4,542,045	$23.81
Granted	100,000	11.78	2,314,500	10.45	1,930,120	20.57
Exercised	(22,500)	10.62	—	—	(315,065)	20.52
Cancelled	(907,349)	12.91	(490,170)	21.12	(209,130)	22.24
Balance, end of year	6,942,451	$23.47	7,772,300	$19.70	5,947,970	$23.45

Options exercisable, end of year	3,984,005	$25.90	3,041,159	$24.67	2,709,003	$24.92

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$9.98 - $14.99	1,655,000	4.53	$11.46	514,892	$10.93
$15.00 - $21.99	683,112	2.96	19.91	306,330	19.89
$22.00 - $31.99	3,512,190	4.06	26.48	2,070,634	26.13
$32.00 - $37.92	1,092,149	2.31	34.19	1,092,149	34.19
	6,942,451	3.79	$23.47	3,984,005	$25.90

(c)         Deferred stock unit plan

The Deferred Stock Unit plan (“DSU plan”) is for the benefit of the Company’s directors. Under the DSU plan, a portion of each director’s compensation package is received in the form of units. The value of a unit is based on the weighted average trading price of the Subordinate Voting Shares. Subject to certain limitations, the units will be redeemed by the Company when the director ceases to be a DSU participant. For the purpose of redeeming units, the value of a unit shall correspond to the fair value of a Subordinate Voting Share on the date of redemption.

As of December 31, 2007, the number of units outstanding under this plan was 554,718 (256,923 in 2006 and 215,447 in 2005), which represented a compensation expense (recovery) of $(1.3) million in 2007 and negligible amounts in 2006 and 2005. The weighted average grant date fair value for units granted during the year was $4.18 ($10.55 in 2006 and $17.91 in 2005).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.       Stock-Based Compensation Plans (cont’d)

d)             Deferred performance share unit plan

In January 2005, the Company put in place a new Deferred Performance Share Unit plan (“DPSU plan”). The DPSU plan is for the benefit of the Company’s senior management, and key managers. Under the DPSU plan, for a portion of these employees it is mandatory to defer, while others have the choice to defer, a portion of their annual bonus for a 3-year period, during which the amount will be indexed with the fair value of the Subordinate Voting Shares and with dividends. The Company also contributes, on the employees’ behalf, a further amount equal to 20% of the bonus originally deferred, which will be earned over the 3-year period. As of December 31, 2007, 8,121 units were outstanding under the initial DPSU plan, which represented a negligible compensation expense in 2007. The weighted average grant date fair value for units granted during the year 2006 was $11.23.

The application of the DPSU plan was suspended for the 2006 financial year, given that a special compensation arrangement was implemented for the year 2006. Under the special compensation arrangement, a portion of the annual bonus of eligible employees will be paid in cash and determined based upon the achievement of earnings before interest and taxes targets, and the other portion will be provided in the form of shares at the end of a 3-year period, as long as these eligible employees remain employed by the Company. As of December 31, 2007, 316,513 units were outstanding under the special DPSU plan, which represented a negligible compensation expense in 2007. The weighted average grant date fair value for units granted during the year was $11.12.

The application of the DPSU plan was also suspended for the year 2007, and no stock based compensation has replaced the DPSU plan for that period.

21.       Accumulated Other Comprehensive Income

The following table presents changes in the carrying amount of accumulated other comprehensive income:

	Note	Translation adjustment	Cash flow hedges	Total
		(Revised, Note 19)
Balance, December 31, 2004		$(31.3)	$—	$(31.3)
Other comprehensive income (loss), net of income taxes		(71.3)	—	(71.3)
Balance, December 31, 2005		$(102.6)	$—	$(102.6)
Other comprehensive income, net of income taxes		20.0	—	20.0
Balance, December 31, 2006		$(82.6)	$—	$(82.6)
Change in accounting policy - Financial Instruments, net of income taxes	2	—	(7.0)	(7.0)
Other comprehensive income (loss), net of income taxes		(104.8)	15.2	(89.6)
Balance, December 31, 2007		$(187.4)	$8.2	$(179.2)

Over the next twelve months, the Company expects an estimated $1.7 million (net of income tax of $1.3 million) in net losses in other comprehensive income as at December 31, 2007 to be reclassified to net income. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for anticipated transactions is 33 months.

Following the filing of creditor protection under the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were subsequently terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.       Income Taxes Components of Other Comprehensive Income

The following table presents the income taxes on components of Other Comprehensive Income:

	2007	2006
Unrealized (loss) gain on foreign currency translation adjustment	$(1.8)	$1.3
Unrealized net gain on derivative financial instruments related to cash flow hedges	(3.7)	—
Reclassification of realized net loss on derivative financial instruments to the statement of income	(3.5)	—
	$(9.0)	$1.3

23.       Financial Instruments and Concentrations of Credit Risk

(a)         Fair value of financial instruments

The carrying values of cash and cash equivalents, accounts receivable, receivables (payables) from related parties, restricted cash, bank indebtedness, trade payables and accrued liabilities and short-term secured financing approximate their fair values because of the short-term nature of these items.

The following table summarizes the book value and fair value at December 31, 2007 and 2006 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would otherwise receive or pay if the instruments were closed out at these dates.

	2007		2006
	Book Value	Fair Value	Book Value	Fair Value

Financial liabilities
Long-term debt (1)	$(2,355.2)	$(2,018.7)	$(2,014.7)	$(1,957.2)
Convertible notes	—	—	(117.7)	(119.1)
Preferred shares	(178.5)	(112.4)	(150.2)	(145.7)

Derivative financial instruments
Interest rate swap agreements	(2.7)	(2.7)	—	(7.5)
Foreign exchange forward contracts	(48.8)	(48.8)	(12.7)	(15.5)
Commodity swaps	(6.2)	(6.2)	(1.4)	(13.7)

(1) Including current portion

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  Financial Instruments and Concentrations of Credit Risk (cont’d)

(b)   Foreign exchange risk management

The Company entered into foreign exchange forward contracts to hedge the settlement of foreign denominated sales and related receivables, equipment purchases, debt, and other assets.

The notional amounts of outstanding contracts at year-end, presented by currency, are included in the table below:

Currencies	2007
(sold / bought)	Notional amountrs (1)	Average rate (2)

$ / CA
Less than 1 year	$12.6	0.8880
Between 1 and 3 years	31.8	0.9017

CA / $
Between 1 and 3 years	265.0	1.1412
Over 3 years	100.0	1.1280

EUR / $
Less than 1 year	44.1	0.7023

GBP / EUR
Less than 1 year	7.6	0.6987

Other	62.9	––
Less than 1 year	$524.0

(1)           Transactions in foreign currencies are translated using the closing exchange rate as at December 31, 2007.

(2)           Rates were expressed as the number of units of the currency sold for the currency bought.

(c)   Interest rate risk management

The Company entered into interest rate swaps to manage its interest rate exposure. The Company is committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts.

The amounts of outstanding contracts at December 31, 2007 are included in the table below:

Maturity	Notional amount	Pay / Receive	Fixed Rate	Floating Rate
November 2008	$200.0	Company pays floating/ receives fixed	4.875%	Libor 3 months/ plus 1.53%-1 .58%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  Financial Instruments and Concentrations of Credit Risk (cont’d)

(d)   Commodity risk

The Company entered into commodity swap agreements to manage a portion of its North American natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the notional amounts.

The amounts of outstanding contracts at year-end are included in the table below:

	2007
Countries / Unit	Notional quantity	Average price (1)

Canada / millions of Gigajoules
Less than 1 year	0.8	$8.09
Between 1 and 3 years	0.5	$8.23

US / millions of MMBTU
Less than 1 year	4.0	$8.85
Between 1 and 3 years	2.8	$8.72

(1) Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31.

(e)   Credit risk

The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments. When the Company enters into derivative financial instruments, the counterparties (either foreign or Canadian) must have at least a rating of A or its equivalent on long-term unsecured term debt from at least two rating agencies (Standard & Poor’s, Moody’s or DBRS) and are subject to concentration limits. The Company does not foresee any failure by the counterparties in meeting their obligations and the risk is considered immaterial.

The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2007, no customer balance represents a significant portion of the Company’s consolidated accounts receivable. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

The Company believes that the product and geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts usually include price adjustment clauses based on the cost of paper and ink. The Company does not believe that it is exposed to an unusual level of customer credit risk.

24.  Supplementary Cash Flow Information

Cash and cash equivalents consist of:

	2007	2006	2005
Cash	$49.2	$13.2	$11.7
Cash equivalents	11.9	4.6	6.6
	$61.1	$17.8	$18.3

	2007	2006	2005
Interest payments	$127.6	$140.0	$112.9
Dividends paid on preferred shares classified as liability	5.7	—	—
Income tax paid (net of refund)	(9.4)	32.0	39.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.  Commitments, Contingencies and Guarantees

(a)   Leases

The Company rents premises and machinery and equipment under operating leases, which expire at various dates up to 2022 and for which minimum lease payments total $339.2 million.

Annual minimum payments under these leases are as follows:

2008	$95.9
2009	60.7
2010	40.8
2011	27.0
2012	23.6
2013 and thereafter	91.2

Rental expenses for operating leases were $89.1 million, $71.4 million and $84.5 million for the years 2007, 2006 and 2005 respectively.

(b)   Machinery and equipment

As at December 31, 2007, the Company had commitments to purchase 2 new presses for its North American and European segments for a total amount of $18.1 million, of which $10.5 million was already disbursed and the remaining amount of $7.6 million is due to be paid in 2008. The Company also concluded agreements related to other equipment expenditures for its European and North American segments. Future payments related to these commitments will amount to approximately $27.1 million in 2008 and $2.0 million in 2009.

(c)   Environment

The Company is subject to various laws, regulations and government policies principally in North America, Europe and Latin America, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company’s competitive or consolidated financial position.

(d)   Guarantees

Significant guarantees the Company has provided to third parties include the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates in 2008 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guarantee, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $13.2 million. As at December 31, 2007 the Company has recorded a liability of $4.8 million associated with these guarantees.

Business and real estate disposals

In connection with certain disposals of businesses or real estate, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events that have occurred prior to the sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company.

These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.  Commitments, Contingencies and Guarantees (cont’d)

(d) Guarantees (cont’d)

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at December 31, 2007. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Debt agreements

Under the terms of certain debt agreements, the Company has guaranteed the obligation of some of its U.S. subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if the Company was to make the payments on behalf of some of its U.S. subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Irrevocable standby letters of credit

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of December 31, 2007, the guarantee instruments amounted to $69.7 million. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The guarantee instruments mature at various dates in fiscal 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.  Pension and Other Postretirement Benefits

The Company maintains defined benefit and contribution pension plans for its employees. The effective dates of the most recent actuarial valuations for funding purposes were between April 2005 and December 2007, and the date of the next required actuarial valuation ranges between January 2008 and December 2009.

The Company provides postretirement benefits to eligible employees. The costs of these benefits are accounted for during the employees’ active service period.

The following table is based on a September 30th measurement date. The table provides a reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2007 and December 31, 2006, and a statement of the funded status as at December 31, 2007 and 2006:

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Changes in benefit obligations
Benefit obligation, beginning of year	$1,041.9	$1,111.9	$64.8	$69.4
Service cost	12.6	34.2	1.2	1.3
Interest cost	57.0	58.7	3.3	3.7
Plan participants’ contributions	4.4	5.0	1.4	2.1
Plan amendements	(3.4)	3.0	—	—
Curtailment gain	(5.7)	(64.6)	—	—
Settlement gain	(3.8)	—	—	—
Actuarial gain	(51.3)	(29.8)	(4.0)	(5.2)
Benefits paid	(105.9)	(90.0)	(6.4)	(6.5)
Foreign currency changes	53.5	13.5	2.0	—
Benefit obligation, end of year	$999.3	$1,041.9	$62.3	$64.8

Changes in plan assets
Fair value of plan assets, beginning of year	$720.7	$667.0	$—	$—
Actual return on plan assets	75.8	43.6	—	—
Employer contributions	62.0	87.9	5.0	4.4
Plan participants’ contributions	4.4	5.0	1.4	2.1
Benefits paid	(105.9)	(90.0)	(6.4)	(6.5)
Settlement loss	(1.5)	—	—	—
Foreign currency changes	39.8	7.2	—	—
Fair value of plan assets, end of year	$795.3	$720.7	$—	$—

Reconciliation of funded status
Funded status	$(204.0)	$(321.2)	$(62.3)	$(64.8)
Unrecognized net transition asset	(2.3)	(3.1)	—	—
Unrecognized past service cost (benefit)	13.6	16.2	(12.1)	(14.1)
Unrecognized actuarial loss	216.7	312.4	3.0	6.9
Adjustment for fourth quarter contributions	9.8	5.4	1.3	1.0
Net amount recognized	$33.8	$9.7	$(70.1)	$(71.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.  Pension and Other Postretirement Benefits (cont’d)

Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Benefit obligation	$(954.9)	$(1,041.9)	$(62.3)	$(64.8)
Fair value of plan assets	746.2	720.7	—	—
Funded status - plan deficit	$(208.7)	$(321.2)	$(62.3)	$(64.8)

The following table provides the amounts recognized in the consolidated balance sheets:

		Pension Benefits		Postretirement Benefits
	Note	2007	2006	2007	2006
Accrued benefit liability	17	$(89.0)	$(79.9)	(70.1)	$(71.0)
Accrued benefit asset (1)		122.8	89.6	—	—
Net amount recognized		$33.8	$9.7	(70.1)	$(71.0)

(1)   Included in other assets.

The plan assets held in trust at the measurement date and their weighted average allocations were as follows:

Asset category	2007	2006
Equity securities	64%	65%
Debt securities	33	33
Others	3	2

In 2007, at the measurement date, the plan assets included equity securities of the Company and related parties for a total amount of $0.4 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.  Pension and Other Postretirement Benefits (cont’d)

The following table provides the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits
	2007	2006	2005	2007	2006	2005
Defined benefit plans
Service cost	$12.6	$34.2	$35.2	$1.2	$1.3	$1.1
Interest cost	57.0	58.7	59.9	3.3	3.7	3.9
Actual return on plan assets	(75.8)	(43.6)	(64.8)	—	—	—
Actuarial (gain) loss	(57.8)	(26.4)	76.9	(4.0)	(5.2)	8.8
Plan amendments	(3.4)	3.0	—	—	—	(3.5)
Curtailment (gain) loss	(0.1)	(2.7)	3.7	—	—	(0.3)
Settlement loss	10.5	3.3	3.4	—	—	—
Benefit cost before adjustments to recognize the long-term nature of the plans	(57.0)	26.5	114.3	0.5	(0.2)	10.0
Difference between expected return and actual return on plan assets	22.2	(7.2)	14.1	—	—	—
Difference between actuarial (gain) loss recognized for the year and actual actuarial (gain) loss on accrued benefit obligation for the year	72.5	44.9	(62.2)	4.2	6.1	(8.1)
Difference between amortization of past service cost (benefit) for the year and actual plan amendments for the year	5.0	(1.9)	0.7	(2.1)	(2.0)	1.6
Amortization of transitional asset	(0.8)	(0.9)	(0.8)	—	—	—
Net periodic cost	41.9	61.4	66.1	2.6	3.9	3.5

Defined contribution plans	28.9	17.6	11.4	—	—	—
Total periodic benefit cost	$70.8	$79.0	$77.5	$2.6	$3.9	$3.5

In 2006, the Company modified its defined benefit plans for certain employees in Canada and in the United States, and created a defined contribution Group Registered Retirement Savings Plan (“Group RRSP”) for employees in Canada. As of October 1, 2006, affected employees in Canada had the choice to adhere to the Group RRSP, or to continue to participate in the modified plan, while future employees automatically adhered to the new Group RRSP. As a result, a  $3.8 million curtailment charge was recorded in 2006. For employees in the United States, one of the defined benefit plans was frozen on October 1, 2006, and an improved defined contribution plan has been offered to employees. As a result, a $5.5 million curtailment gain was recorded in 2006.

The 2007 pension benefit costs included a settlement loss of $4.8 million (settlement loss of $1.9 million in 2006 and settlements and curtailments due to downsizing of $0.2 million in 2005), as described in Note 3, a settlement loss of $8.0 million for lump sum payments, offset by a settlement gain of $2.3 million for plant closures.

The defined contribution pension plan benefit cost included contributions to multiemployer plans of $6.6 million for the year ended December 31, 2007 ($7.1 million in 2006 and $6.8 million in 2005), and a charge of $1.0 million for multiemployer plans due to a plant closure in 2006. No charge for multiemployer plans due to plant closures was recorded in 2007.

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $100.3 million for the year ended December 31, 2007 ($110.3 million in 2006 and $72.7 million in 2005).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.  Pension and Other Postretirement Benefits (cont’d)

The required quarterly minimum funding contributions for the fourth quarter of 2007, in the amount of approximately $10.0 million, were due on January 15, 2008. For cash management reasons, the required amount of approximately $5.1 million was paid on January 15, 2008 and the remaining amount was to be paid on February 15, 2008. However, the remaining amount was not approved by the Monitor (Note 1) and was therefore not paid on that date. A motion authorizing the payment of approximately $4.9 million was submitted to the Court on March 20, 2008 and subsequently paid. The financial impact on the late payment is interest penalties of approximately $0.1 million due on or before September 15, 2008.

The weighted average assumptions used in the measurement of the Company’s benefit obligation and cost are as follows:

	Pension Benefits			Postretirement Benefits
	2007	2006	2005	2007	2006	2005
Accrued benefit obligation as of December 31:
Discount rate	6.0%	5.6%	5.4%	6.2%	5.8%	5.6%
Rate of compensation increase	3.4%	3.4%	3.4%	—	—	—

Benefit costs for years ended December 31:
Discount rate	5.6%	5.4%	6.0%	5.8%	5.6%	6.1%
Expected return on plan assets	7.5%	7.6%	7.6%	—	—	—
Rate of compensation increase	3.4%	3.4%	3.4%	—	—	—

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% at the end of 2007 (8.5% at the end of 2006 and 8.2% at the end of 2005) and is expected to decrease gradually to 5.0% by 2011 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$0.4	$(0.4)
Effect on benefit obligation	4.8	(4.1)

27.  Segmented Information

The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges and goodwill impairment charge (“Adjusted EBIT”).

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements and intersegment sales are made at fair value. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among the segments. Revenues by geographic area are based on where the selling organization is located.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.  Segmented Information (cont’d)

The following is a summary of the segmented information for the Company’s continuing operations:

	North America (1)	Europe	Latin America	Other	Inter- Segment	Total
Revenues
2007	$4,373.7	$1,033.7	$284.8	$0.5	$(4.5)	$5,688.2
2006	4,821.7	1,025.4	239.3	0.7	(0.8)	6,086.3
2005	4,881.1	1,162.9	241.7	0.5	(2.9)	6,283.3
Depreciation and amortization
2007	237.1	61.4	12.7	0.3	—	311.5
2006	242.8	54.4	10.8	0.6	—	308.6
2005	235.8	56.9	10.5	1.0	—	304.2
Impairment of assets
2007	171.0	84.1	1.0	—	—	256.1
2006	30.5	2.0	0.5	—	—	33.0
2005	8.9	44.5	0.3	—	—	53.7
Restructuring and other charges
2007	34.7	11.9	0.9	—	—	47.5
2006	34.5	43.1	0.7	—	—	78.3
2005	13.7	26.4	0.4	—	—	40.5
Goodwill impairment charge
2007	1,823.2	166.0	9.7	—	—	1,998.9
2006	—	—	—	—	—	—
2005	—	243.0	—	—	—	243.0
Adjusted EBIT
2007	164.9	(56.1)	13.2	(31.9)	—	90.1
2006	257.8	(17.5)	10.0	(8.8)	—	241.5
2005	353.5	(3.6)	13.0	(5.4)	—	357.5
Operating income (loss)
2007	(1,864.0)	(318.1)	1.6	(31.9)	—	(2,212.4)
2006	192.8	(62.6)	8.8	(8.8)	—	130.2
2005	330.9	(317.5)	12.3	(5.4)	—	20.3
Additions to property, plant and equipment(2)
2007	251.5	64.6	3.5	1.4	—	321.0
2006	207.9	75.5	29.1	1.3	—	313.8
2005	286.4	103.3	4.1	0.2	—	394.0
Property, plant and equipment(2)
2007	1,413.8	475.5	111.7	8.0	—	2,009.0
2006	1,625.3	544.7	111.5	5.9	—	2,287.4
Goodwill(2)
2007	342.3	—	—	—	—	342.3
2006	2,156.3	159.4	8.6	—	—	2,324.3
Total assets(2)
2007	2,885.2	891.5	290.5	95.8	—	4,163.0
2006	4,551.9	910.6	263.5	97.4	—	5,823.4

(1)   Includes Revenues amounting to $857.2 million ($893.3 million in 2006 and $912.2 million in 2005) and, Property, plant and equipment amounting to $173.2 million ($233.2 million in 2006) for Canada.

(2)   Including both continued and discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.  Segmented Information (cont’d)

The Company carries out international commercial printing operations, and offers to its customers a broad range of print and related communication services, such as retail inserts, magazines, catalogs, books, directories, logistics, direct mail, pre-media and other value-added services.

Revenues by print service are as follows:

	2007		2006		2005
Retail inserts	$1,632.7	28.7%	$1,730.6	28.5%	$1,717.5	27.3%
Magazine	1,479.2	26.0	1,581.2	26.0	1,671.2	26.6
Catalogs	926.6	16.3	1,012.9	16.6	1,027.6	16.4
Books	560.7	9.9	628.3	10.3	691.4	11.0
Directories	390.4	6.8	390.8	6.4	390.6	6.2
Logistics	266.2	4.7	263.0	4.3	248.5	4.0
Direct mail	205.1	3.6	222.4	3.7	206.8	3.3
Pre-media and other value-added services	227.3	4.0	257.1	4.2	329.7	5.2
	$5,688.2	100.0%	$6,086.3	100.0%	$6,283.3	100.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.       Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

(a)   Reconciliation of net income (loss) and earnings (loss) per share

The application of GAAP in the United States would have the following effects on net income (loss) as reported:

	2007	2006	2005
Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$(2,200.4)	$28.3	$(162.6)

Adjustments:
Convertible senior subordinated notes (a) (i)	2.9	2.2	3.5
Hedge accounting (a) (ii)	6.2	(5.1)	(15.5)
Reduction of a net investment in a foreign operation (a) (iii)	—	2.5	—
Sale leaseback of property (a) (v)	(1.4)	—	—
Dividends on preferred shares classified as liabilities (b) (iii)	9.8	—	—
Income taxes (a) (vi)	(41.5)	1.9	5.1
Net income (loss), as adjusted per GAAP in the United States	$(2,224.4)	$29.8	$(169.5)

Net income allocated to holders of preferred shares	32.6	34.0	39.6

Net income (loss) per GAAP in the United States available to holders of equity shares	$(2,257.0)	$(4.2)	$(209.1)
Weighted average number of equity shares outstanding (in millions):
Basic and diluted	131.9	131.4	131.8

Earnings (loss) per share as adjusted per GAAP in the United States:
Basic and diluted	$(17.11)	$(0.03)	$(1.59)

(i)            Convertible senior subordinated notes

Under GAAP in Canada, the equity component of the convertible notes is recorded under shareholders’ equity as contributed surplus. The difference between the carrying amount of the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not permitted, no imputed interest is needed in relation to the equity component and the gain (loss) on repurchase is recorded through income in the period of extinguishment. In June 2007, the Company redeemed all of its outstanding senior notes. As a result the convertible feature portion which was previously reported as contributed surplus is reported to retained earnings for GAAP in Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.       Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States (cont’d)

(a)          Reconciliation of net income (loss) and earnings (loss) per share (cont’d)

(ii)        Accounting for derivative instruments and hedging activities

Under GAAP in United States, Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges by the Company, such as certain interest rate swaps and forward exchange contracts, changes in the fair values of these derivative instruments are substantially offset in the statement of income by changes in the fair values of the hedged items.

For derivative instruments designated as cash flow hedges by the Company, such as certain forward exchange contracts and natural gas swap contracts, the effective portions of these hedges are reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portions of these hedges are recognized in the statement of income each period.

Under GAAP in Canada prior to January 1, 2007, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, the standards for hedge accounting under Canadian GAAP have been harmonized to those prescribed by SFAS 133 and the differences recognized in prior periods have been eliminated.

Certain embedded derivatives, such as early prepayment options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and are required to be recorded separately at their fair values with changes recognized to earnings, for GAAP in Canada. Under GAAP in the United States, these embedded derivatives are considered to be clearly and closely related to the underlying debt and changes to their fair values are not recorded to earnings.

(iii)     Reduction of a net investment in a foreign operation

Under GAAP in Canada, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under GAAP in the United States, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation, a sale or partial sale of a net investment in a foreign operation.

(iv)   Stock-based compensation

Effective January 1, 2003, the Company began accounting for its stock-based compensation expense using the fair value based method by adopting the requirements of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments” under GAAP in Canada and the Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” under GAAP in the United States. As a result, there is no difference in stock-based compensation accounting since January 1, 2003, except for the accounting of stock options granted prior to 2003 or stock-based compensation accounting rules applied prior to fiscal year 2003. Furthermore, the adoption by the Company of the new SFAS No. 123 (revised) on January 1, 2006 did not result in any additional difference between GAAP in Canada and in the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.       Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States (cont’d)

(a)          Reconciliation of net income (loss) and earnings (loss) per share (cont’d)

(v)           Sale leaseback transactions

For Canadian GAAP purposes, the Company uses the sale-leaseback method of accounting for sales and leaseback transactions that transfer substantially all the risks and rewards of ownership to the buyer-lessor, whereby a sale is recorded, the asset is removed from the balance sheet, and the leaseback is accounted for as an operating or a capital lease when certain criteria are met. Any gain on sale is generally deferred and amortized over the lease term. Profit is recognized to the extent that the gain exceeds the net present value of the minimum lease payments. A loss on the sale is recognized immediately if the sale and leaseback transaction is established above fair value and the excess of the sales price over fair value should be deferred and amortized over the lease term.

Under GAAP in the United States, if the criteria for sale and leaseback accounting are met, any profit or loss on a sale consummated at fair value is generally deferred and amortized in proportion to the amortization of the leased asset for a capital lease and in proportion to the related gross rental charges for an operating lease. In evaluating whether the criteria for sale and leaseback accounting are met under US GAAP, any form of continuing involvement with the property, other than a normal leaseback, precludes the recognition of a sale and results in accounting for the transaction as a financing and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met.

As a result of these differences, gain that was deferred under Canadian GAAP at the date of a sale and leaseback transaction completed during 2007 with a company under common control was reversed under US GAAP. The difference in net income is comprised of the amortization related to reinstated property and imputed interest calculated on the borrowing recorded under US GAAP as compared to lease payments recognized under Canadian GAAP.

(vi)   Income taxes

This adjustment represents the tax impact of United States GAAP differences.

(b)   Effect on consolidated balance sheets

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	2007		2006
	Canada	United States	Canada	United States
Assets
Receivables from related parties (a) (v)	$20.5	$14.8	$20.3	$20.3
Current future income taxes (a) (vi)	28.6	30.5	40.6	50.7
Property, plant and equipment (a) (v)	2,009.0	2,067.0	2,287.4	2,287.4
Other assets (a) (ii) (v) (b) (i) (iv)	202.3	94.7	224.2	134.6

Liabilities and Shareholders’ Equity
Trade payables and accrued liabilities (a) (ii) (b) (i) (v)	994.8	1,006.3	942.4	971.1
Income and other taxes payable (b) (v)	39.8	12.7	39.7	39.7
Current future income taxes (a) (vi)	1.0	1.0	1.1	0.4
Long-term debt (a) (ii) (b) (iv)	1,313.6	1,329.8	1,984.0	1,981.7
Long-term debt payable to a related party (a) (v)	—	44.9	—	—
Other liabilities (a) (ii) (v) (b) (i) (v)	363.4	489.7	283.5	512.1
Long-term future income taxes (a) (vi)	132.2	102.6	389.1	297.8
Convertible notes (a) (i)	—	—	117.7	120.5
Preferred shares (b) (iii)	178.5	—	150.2	—
Capital stock (b) (ii) (iii)	1,457.4	1,543.0	1,452.4	1,538.0
Contributed surplus (a) (i) (iv)	102.1	101.9	114.1	98.1
Retained earnings (deficit) (a) (b) (ii) (iii)	(1,813.3)	(1,819.6)	398.3	437.4
Accumulated other comprehensive income (loss) (c)	(179.2)	(275.3)	(82.6)	(286.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.       Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States (cont’d)

(b)   Effect on consolidated balance sheets (cont’d)

(i)    Pension and post-retirement plans

Under GAAP in the United States, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”) was issued in 2006 and requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss.

Under GAAP in Canada, a company is not required to recognize the over- or unfunded positions.

(ii)   Share issue costs

Under GAAP in the United States, share issue costs are deducted from the value proceeds of the capital stock issued. Under GAAP in Canada, share issue costs are included in the Retained earnings in the year incurred.

(iii) Preferred shares

Under Canadian GAAP, the Series 4 and Series 5 Cumulative Redeemable First Preferred Shares are presented as liability in the balance sheet. Under GAAP in the United States, these preferred shares are classified as equity. As a result, dividends on preferred shares classified as liability which are recorded to income under Canadian GAAP are recorded to equity under GAAP in the United States.

(iv)  Deferred Financing Fees

Under GAAP in the United States, debt issuance costs are capitalized as an asset and amortized over the term of the debt. Canadian GAAP does not permit an entity to classify debt issuance costs as deferred charges but instead requires capitalized financing fees to be deducted from the amortized cost of the debt.

(v)    Income taxes

On January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

There was no change in the income tax reserves of the Company at January 1, 2007, upon the adoption of FIN 48. At adoption, the Company had approximately $38.7 million of gross unrecognized income tax benefits (“UTBs”).

Under Canadian GAAP, current and long-term tax reserves on income and non-income based taxes are recorded under income tax payable and future tax liabilities, respectively. Under FIN 48, the liability for unrecognized benefits shall not be combined with deferred tax liabilities or assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.       Significant Differences Between Generally Accepted Accounting Principles In Canada and the United States (cont’d)

(c)   Comprehensive income

The application of GAAP in the United States would have the following effects on the consolidated statements of comprehensive income:

	2007	2006	2005
Comprehensive income (loss), as reported in the consolidated statements of comprehensive income per Canadian GAAP	$(2,290.0)	$48.3	$(233.9)
Adjustments to net income (loss) as per (a) above	(24.0)	1.5	(6.9)
Adjustments to other comprehensive income:

Gain (loss) on hedging activities	—	(21.4)	(24.3)
Pension and other post-retirement benefits (b) (i)	115.3	1.3	(23.8)
Foreign currency translation (a) (iii) (b) (iii)	18.8	(44.6)	10.5
Income taxes (a) (vi)	(35.9)	0.7	4.0
Comprehensive income (loss), as adjusted per GAAP in the United States	$(2,215.8)	$(14.2)	$(274.4)

(d)   Accumulated other comprehensive income

The application of GAAP in the United States would have the following effects on accumulated other comprehensive income:

	2007	2006
Accumulated other comprehensive income (loss), as reported per GAAP in Canada	$(179.2)	$(82.6)
Adjustments:
Derivative hedging instruments (a) (ii)	—	(15.2)
Pension and postretirement benefits (b) (i)	(209.5)	(324.8)
Foreign currency translation	53.6	34.8
Income taxes (a) (vi)	59.8	101.4
Accumulated other comprehensive (loss), as adjusted per GAAP in the United States	$(275.3)	$(286.4)

(e)   Statements of cash flow

The adjustments to comply with GAAP in the United States for the years ended December 31, 2007, 2006, and 2005 would have no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities, and cash used in investing activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.       Subsequent Events

UK facility placed into Administration

On January 28, 2008, the Company announced that its UK subsidiary, Quebecor World PLC, based in Corby, was being placed into administration. After a short operating period, the Administrator decided to stop the activities and is considering all options. The Company is continuing to evaluate the effect of this matter on the consolidated financial statements.

Conversion of Series 5 Cumulative Redeemable First Preferred Shares into Subordinate Voting Shares

On February 26, 2008, the Company announced that it had determined the final conversion rate applicable to the 3,975,663 Series 5 Cumulative Redeemable First Preferred Shares that were converted into Subordinate Voting Shares effective as of March 1, 2008. Taking into account all accrued and unpaid dividends on the Series 5 Preferred Shares up to and including March 1, 2008, the Company has determined that, in accordance with the provisions governing the Series 5 Preferred Shares, each Series 5 Preferred Share was converted on March 1, 2008 into 12.93125 Subordinate Voting Shares.

On March 27, 2008, the Company received notices with respect to 517,184 of its remaining 3,024,337 issued and outstanding Series 5 Cumulative Redeemable First Preferred Shares requesting conversion into the Company’s Subordinate Voting Shares effective as of June 1, 2008.

Specific Stock Based Compensation Plans Cancelled

In January 2008, the Company cancelled the employee stock purchase plan in the United States and the employee share investment plan in Canada for eligible employees. In February 2008, the Company terminated the deferred stock unit plan for the benefit of the Company’s directors.